UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI 2011 SUSTAINABILITY REPORT

SUSTAINABLE GOLD

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
Safety is our first value.
We place people first and correspondingly put the highest
priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to
ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit
from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions
and undertake to deliver on our
commitments.
We are focused on delivering results and we do what we say
we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in
which we operate will be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our
carbon efficiency and make efficient use of natural resources.
We will develop innovative solutions to mitigate environmental and climate risks.
TO BE THE LEADING MINING COMPANY

P

AngloGold Ashanti Sustainability Report 2011
Business strategy
P11
CEO discussion
P12
Our sustainability journey
P16
Regional sustainability strategies
South Africa region
P20
Continental Africa region
P22
Americas region
P24
Australasia region
P25
Life cycle sustainability strategies
Greenfield exploration
P27
Mine closure and rehabilitation
P27
Our approach to reporting
P2
Scope and purpose of this report
P3
Sustainability performance summary
P4
Corporate profile
P8
Creating sustainable economic benefits
P28
Community relations
P30
Country focus – Guinea
P31
Country focus – South Africa
P33
Artisanal and small-scale mining (ASM)
P35
Security strategy
P37
Operating with respect for human rights
P41
Safety and health
P42
Environmental and natural resource management
P48
Country focus – Colombia
P53
Securing our skills pipeline
P55
Responsible gold
P56
Internal assurance
P57
External assurance
P57
Commentary from the sustainability review panel
P57
External assurance statement
P60
Context and strategy
Introduction
Global priorities
and progress
Review processes
Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk management and risk factors” in the annual financial statements.
Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual financial statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

P

Introduction
Context and strategy
Global priorities and progress
Review processes
Our approach to reporting
AngloGold Ashanti seeks to report on sustainability
performance in an integrated and holistic way, taking into
account a broad range of stakeholder requirements and
current best practice. Our reporting is guided by the South
African King Code on Corporate Governance 2009 (King III),
which became effective on 1 March 2010, and requires
companies listed on the Johannesburg Stock Exchange
(JSE) to issue an integrated report covering financial and
non-financial items.
AngloGold Ashanti issued its first Integrated Report for the year ended 31 December 2011. The Integrated Report will
serve as the company’s primary report and will be
augmented by more detailed reports, including:
•
this Sustainability Report and supplementary sustainability data;
•
the Annual Financial Statements; and
•
the Mineral Resource and Ore Reserve Report.
Our sustainability reporting is compiled using a number of
global sustainability reporting guidelines, principally the G3 guidelines of the Global Reporting Initiative (GRI), the
Sustainable Development Framework of the International
Council on Mining and Metals (ICMM) and the principles of the
United Nations Global Compact (UNGC).
All reports are available online at www.aga-reports.com.
Printed reports can be requested via the AngloGold Ashanti
website or from sustainabilityreview@anglogoldashanti.com.
Please note the following: unless otherwise stated, $ refers to US dollars throughout this report; Moz refers to millions of troy ounces; t refers to metric tonnes; oz/TEC refers to gold production per total employees costed;
rounding may result in computational discrepancies; locations on maps are for indication purposes only; all data contained in this Sustainability Report and supplementary data is actual and not estimated. This report updates information in our previous report dated 11 March 2011.
AngloGold Ashanti’s annual reports
available at www.aga-reports.com
ANNUAL
INTEGRATED
REPORT
2011
PURE GOLD
ANNUAL
FINANCIAL
STATEMENTS
2011
PURE GOLD
SUSTAINABLE GOLD
SUSTAINABILITY
REPORT
2011
PURE GOLD
MINERAL
RESOURCE
AND ORE
RESERVE
REPORT
2011
NOTICE OF
ANNUAL GENERAL
MEETING
2011
PURE GOLD
(

Supplementary data
IR
SR
FS
RR
Annual Integrated Report 2011
Sustainability Report 2011
Annual Financial Statements 2011
Mineral Resource and Ore Reserve Report 2011
Additional information and data can be found at:
www.anglogoldashanti.com/sustainability and by
accessing the online report at:
www.aga-reports.com and using the click through menus
on the relevant pages of the report

P

This group-level Sustainability Report is a summary document which aims to cover the most significant sustainability issues for the business and its stakeholders during the financial year ended 31 December 2011. It is designed to be read together
with our other public reports, our online sustainability data and other sustainability information presented on our website at
www.anglogoldashanti.com/sustainability.
The content of this report has been selected on the basis of a process, described below, that includes input from various
internal and external sources and takes into account issues
raised in stakeholder interactions during the year and an
assessment of business priorities and key business risks.
Sustainability data presented in this report and on our
website covers all operations, exploration projects, joint
ventures and subsidiary companies managed by AngloGold
Ashanti. It therefore excludes data on the Morila mine in Mali and the Kibali project in the DRC, both of which are managed by Randgold Resources. It also excludes data on First
Uranium, a gold and uranium producer in South Africa in
which AngloGold Ashanti acquired a non-controlling
shareholding in 2011.
In this report, we have presented a picture of how the key
sustainability issues interlink in our various regional and
operating contexts. We believe that focusing on these linkages will enable us to develop systemic and holistic solutions and strategies to underpin improved sustainability performance.
Country-focused case studies give a more detailed
presentation of the issues, the linkages between them and the strategies that have been developed in response.
1. Obtain inputs from stakeholder engagement processes.
We gather information on the issues covered in the various
engagement processes that have taken place throughout
the year, focusing on aspects raised frequently by core
groups – employees, both directly and through organised
labour representatives, shareholders, communities,
governments (including regulatory bodies), investors,
organised labour and media. In addition to these groups,
others have indirectly influenced the content of this report.
For example, the concerns of consumers in relation to
responsible gold have been a factor in raising the profile of this issue in our business and reporting. This information is available at www.anglogoldashanti.com/sustainability.
2. Compare to business priorities and risks. We cross
reference the issues raised by stakeholders with the areas of business performance that have been identified as significant by the business: the six delivery targets of the business
page 11, the key themes of our sustainable development
framework
pages 12 to 15 and the most significant risks
that are identified in our group-wide risk register in our
Integrated Report.
3. Review media, peer reports and commentary on previous
reports made by the Global Reporting Initiative (GRI), together with other assessments of our reporting. Through this review we capture any additional or emerging issues that have not
arisen in steps one and two of this process. For example, our
2011 media review highlighted that stakeholder engagement
was the issue most frequently raised in the media as an area requiring improvement by the mining industry.
4. Panel consultation. Prior to and during our reporting cycle we consult with our sustainability review panel, an independent advisory group, to provide input on our reporting. Their
commentary is published in this report as well as a description of their mandate.
pages 57 to 58
5. Define report content and structure. We develop
the structure and content of our report on the basis of the
issues identified through this process. Feedback on our
reporting is welcomed as it assists us in better defining the content of future reports. This can be submitted to
sustainabilityreview@anglogoldashanti.com.
SR
IR
SR
SR
AngloGold Ashanti Sustainability Report 2011
Scope and purpose of this report
Scope and purpose of this report
Our process for developing
report content
Obtain inputs
from stakeholder
engagement
processes
1
Consultation with
sustainability
review panel
4
Review media
and peer reports
3
Define report
content and
structure
5
Compare to
business priorities
and risks
2

Sustainability performance summary
P

Introduction
Context and strategy
Global priorities and progress
Review processes
FOR OUR PERFORMANCE
Mina Nova mine, Serra Grande, Brazil

P

AngloGold Ashanti Sustainability Report 2011
Sustainability performance summary
4.33
Moz
gold produced
$6.6
bn
gold sales*
61,242
employees and
contractors
*
Excludes joint ventures
Our target is to operate without incidents under the
Voluntary Principles on Security and Human Rights
(VPSHR)
Security
07
08
09
Incidents under the VPSHR
10
11
NR
NR = not reported. AngloGold Ashanti became a signatory to the
VPSHR in 2007 and recorded security data consistently from 2008
3
1
2
5
Page
2011
2010
2009
2008
2007
reference
Fatalities of third parties as a result of security interventions
3
0
2
0
NR
39
Injuries to third parties as a result of security interventions
9
5
3
4
NR
39
Injuries to security personnel as a result of security interventions
(1)
49
44
11
12
NR
39
(1)
Security personnel include AngloGold Ashanti internal security, private security companies and public security forces in certain jurisdictions
Safety
07
08
09
AIFR – group
10
11
20.95
16.66
12.88
11.50
9.76
07
08
09
Fatalities – group
10
11
34
14
15
15
15
We aim to reduce our AIFR to below 9.0 by 2015
pages 42 to 45
All injury frequency rate: the total number of injuries per million hours worked.
SR
Our long-term goal is to operate without fatalities or
injury
pages 42 to 45
SR

P

Sustainability performance summary
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
Community
07
08
09
Community investment
($000)
10
11
8,048
8,441
10,881
16,080
20,611
$1.2bn
payments to governments
(4)
We have developed a sustainable development framework
targeting the creation of sustainable economic benefits
for communities from our mining operations
pages
28 and 29
SR
Health
(2)
07
08
09
Silicosis cases
*
10
11
462
442
409
459
263
07
08
09
Malaria cases
Employees and contractors
10
11
12,065
7,476
6,400
4,488
3,012
Our objectives are:
•
The elimination of new cases of silicosis after
December 2013 among employees in South Africa
with no occupational exposure prior to 2008
•
No deterioration in hearing greater than 10% among
occupationally-exposed individuals at South African
operations, from a 2009 baseline
•
Maintain occupational tuberculosis incidence at
below 2.25% among all employees in South Africa
and reduce to below 1.5% by 2029
Page
2011
2010
2009
2008
2007
reference
Incidence of silicosis (per 1,000 employees)
9
15
12
13
14
45 and 46
Incidence of compensable noise-induced hearing loss (NIHL)
(per 1,000 employees)
(3)
2.3
2.1
2.7
2.3
2.3
45 and 46
Incidence of malaria (per 100 employees)
(3)
17.6
27.6
45.0
46.9
74.8
47
Incidence of occupational tuberculosis (per 100 employees)
1.8
2.6
2.9
2.6
2.7
45 and 46
(2)
Data on silicosis, NIHL and tuberculosis applies to South Africa only. Data on malaria applies to affected regions only.
(3)
Numbers have been revised from those previously reported for 2007-2010 to allow for a consistent method of calculation going forward.
•
Cases submitted to the Medical Bureau for Occupational Diseases for
South Africa
07
08
09
NIHL cases
10
11
77
77
90
64
69
(4)
Includes direct and indirect taxes, royalties and dividends paid to governments
and page 29
SR
IR

P

AngloGold Ashanti Sustainability Report 2011
Sustainability performance summary
We aim to reduce the number of reportable
environmental incidents to less than 18 by 2015 and over
the longer term to operate without environmental
incidents

SR
It is our intention to achieve certification of all our
metallurgical operations under the Cyanide Code and we
are making the necessary investments to achieve this
goal

SR
Environmental and natural
resource management
Energy efficiency
(GJ/oz)
5.1
5.5
6.0
6.4
6.7
07
08
09
10
11
07
08
09
10
11
Water efficiency
(kL/oz)
9.47
10.02
11.11
11.34
12.43
Greenhouse gas efficiency
(t CO2e/oz)
0.77
0.85
0.96
(5)
1.00
(5)
0.99
07
08
09
10
11
07
08
09
Number of reportable
environmental incidents
10
11
49
55
51
27
27
07
08
09
Number of sites with full
Cyanide Code certification
10
11
5
8
12
15
16
Page
2011
2010
2009
2008
2007
reference
Energy use (million GJ)
30.5
30.6
29.8
29.4
29.9
50 and 51
Greenhouse gas emissions (Mt CO
2
e)
4.51
4.82
(5)
4.79
(5)
4.55
4.51
50
Water use (GL)
56.9
54.7
55.1
53.6
55.8
48 and 49
(5)
Greenhouse gas emissions data for 2009 and 2010 has been revised due to revisions in grid emissions factors in Ghana and the USA

South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
West Wits
Mponeng
Savuka
TauTona
Argentina
Cerro Vanguardia (92.5%)
Australia
Sunrise Dam
Brazil
Serra Grande (50%)
AGA Mineração
Ghana
Iduapriem
Obuasi
Guinea
Siguiri (85%)
Mali
Morila (40%)
Sadiola (41%)
Yatela (40%)
Namibia
Navachab
Tanzania
Geita
USA
Cripple Creek and Victor (CC&V)
Operations
Major
exploration
projects
Colombia
Gramalote (51%)
La Colosa
DRC
Kibali (45%)
Mongbwalu (86.2%)
Australia
Tropicana (70%)
1
1
2
2
3
3
4
4
5
5
6
6
7
7
8
8
9
9
10
10
11
11
12
12
13
13
P
8
Corporate profile
Introduction
Context and strategy
Global priorities and progress
Review processes
A GLOBAL PRODUCER
OF
All operations and projects are 100% owned unless indicated otherwise in brackets

P

Our business
AngloGold Limited was founded in May 1998 through the
consolidation of the gold mining interests of Anglo American
Corporation of South Africa, with the majority of its operations in South Africa. It has grown rapidly from this South African base, and following the merger with Ashanti Goldfields in
2004, now holds a global portfolio of operations and
exploration assets. Headquartered in Johannesburg, South
Africa, AngloGold Ashanti has 20 operations, in 10 countries, on four continents, as shown opposite.
In addition to gold, valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the
gold mined in some operations in South America and in South
Africa in particular.
Exploration
Exploration programmes were undertaken in 2011 in 17 countries in established and new gold producing regions.
Major exploration projects are currently located at Tropicana in
Australia, at La Colosa and Gramalote in Colombia, and in the
DRC, where the company is engaged in substantial exploration work at the Mongbwalu project and is a non-managing partner
in the Kibali joint venture with Randgold Resources.
Additional exploration projects are underway in Canada, the
USA, Argentina, Brazil, Guinea, Gabon, Tanzania, Ethiopia,
Djibouti, Eritrea, Egypt, Saudi Arabia, China, the Solomon
Islands and Australia. Details of the ownership of these projects can be found in our Annual Financial Statements.
The group’s exploration programme, which covers greenfield,
brownfield and marine exploration, is undertaken through
managed and non-managed joint ventures, strategic alliances
and wholly-owned ground holdings. Greenfield exploration
searches for new long-life, low cost mines while brownfield
exploration is conducted in and around existing operations.
The group has established joint ventures to explore for marine mineral deposits on the continental shelf, complementing
existing terrestrial exploration and mining activities.
Geographic distribution of shareholders
AngloGold Ashanti’s primary listing is on the Johannesburg
Stock Exchange (JSE) and the company is also listed on the
New York, London, Australia and Ghana exchanges.
FS
AngloGold Ashanti Sustainability Report 2011
Corporate profile
Greenfield exploration countries
Greenfield strategic alliances
● Marine exploration
●
●
●
SASA
(De Beers/AngloGold Ashanti JV)
Nome
(De Beers/AngloGold Ashanti JV)
Sea Field Resources JV *
* Operations suspended in mid-2011 are in the process of being wound up or sold

P

Corporate profile
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
As at 31 December 2011, AngloGold Ashanti had
382,242,343 ordinary shares in issue and a market
capitalisation of $16.2bn (2010: $18.8bn). The Government of
Ghana held a 1.67% shareholding.
Product supply chain
Once processed to doré (unrefined gold bar) at AngloGold
Ashanti’s operations, the product is dispatched to various
precious metals refineries. The gold is refined to a purity of at least 99.5%, in accordance with the standards of ‘good
delivery’ as determined by the London Bullion Market
Association (LBMA).
AngloGold Ashanti’s direct customers are typically refiners
or bullion banks acting as intermediaries for gold markets.
The breakdown of our sales shown below is based on the
domicile of these intermediaries and does not necessarily
reflect the location of the end user of the product.
Gold demand and markets
Gold has been a much sought after source of wealth over the
centuries, be it as an investment, a store of value, as jewellery and more recently for use in the electronics industry. More
information on gold markets in 2011 is available in our
Integrated Report.
IR
We promote our product in target markets, by supporting
initiatives aimed at improving gold design. This is mainly
through the AuDITIONS programme of jewellery design
competitions. Jewellery consumption in countries such as
India and China still provides an important source of physical gold demand.
Geographic distribution
of shareholders
As at 31 December 2011
USA
47.9%
South Africa
27.9%
United Kingdom
9.4%
Rest of Europe
5.9%
Singapore
2.1%
Rest of world/unidentified          2.0%
Australia
1.8%
Ghana 1.7%
Rest of Americas
1.3%
Strategic focus areas
Five focus areas for the company’s business strategy
guide achievement of the company’s vision, balancing
the various imperatives necessary to generate
targeted returns:
People are the business
Providing the leadership and the supporting
management processes to ensure that we have the
right people, in the right roles, doing the right work, to
deliver against our goals.
Maximise margins
Managing revenues to ensure that full value is realised
from our products by delivering a quality product and
managing costs to protect margins and returns.
Manage the business as an asset portfolio
Optimising asset and project portfolios to meet or
exceed specified rates of returns. To achieve this, each
asset is regularly reviewed and ranked in absolute
terms and relative to its peer group.
Grow the business
Developing a range of options for growth, including
greenfield and brownfield exploration, new
opportunities promoting organic growth, value-
accretive merger and acquisition opportunities and
maximising the value of commodities other than gold
within our portfolio.
Embrace sustainability principles
Developing business and social partnerships based on
mutual value creation, while maintaining a focus on
ensuring the safety and wellbeing of employees and
managing environmental and other impacts.
Geographic distribution of
gold sales
For the year ended 31 December 2011
South Africa
37.6%
United Kingdom
26.3%
North America
14.7%
Europe
9.1%
Asia
6.9%
Australia
5.4%

P

Business delivery targets
Safety
Our long-term goal is to operate without accident or injury. By 2015, we aim to reduce our all injury frequency rate to less than 9 per million hours worked.
People
We aim to have continuous improvement in productivity, achieving a 20% improvement in gold production per employee by 2015, from a 2010 baseline.
Environment
Our long-term target is to operate without environmental incidents. By 2015, we aim to achieve a 30%
reduction in reportable incidents from a 2010 baseline.
Production
A 20% increase in production from a 2010 base, taking total production to between 5.4 and 5.6Moz by
2015.
Costs
A 20% decrease in real unit costs (excluding mining inflation) by 2015, maintaining costs at the industry midpoint or below.
Financial
Increase return on capital to greater than 15%, as evaluated on a five-year rolling basis to 2015.
Social licencing
A 40% improvement through to 2015 against the folllowing performance indicators:
•
number of operational interruptions;
•
approvals withheld or delayed on account of inadequate community engagement; and
•
value added through community engagement.
Business strategy
AngloGold Ashanti Sustainability Report 2011
Business strategy
To progress delivery on the strategy and objectives outlined above, a sustainable development framework has been outlined for the business. This is described in more detail in the CEO discussion. Implementing this framework through a coherent
sustainability strategy is a key priority for the year ahead.
Additional information on our business strategy is presented in our Integrated Report.
IR
The basis of AngloGold Ashanti’s strategy is its vision,
mission and values. The company’s vision is to become the
leading mining company and its mission is to create value for shareholders, employees, and business and social partners
by safely and responsibly exploring, mining and marketing
gold. Although the primary focus is gold, AngloGold Ashanti
will pursue value-creating opportunities in other minerals
where it can leverage its existing assets, skills and experience to enhance the delivery of value.
An important aspect of the company’s strategy is, therefore, that it seeks to extend value creation beyond shareholders to include employees and communities in which the company
operates. AngloGold Ashanti’s values, as shown at the
beginning of this report, reflect the nature of this shared
vision and guide the way it operates. These values are linked to the achievement of the company’s vision and mission,
because how we deliver on our vision is as important as the
outcome itself.
Being the leading mining company implies making the transition to a truly global organisation, by leveraging key skills and best practices globally across all operations. In order to achieve this, we have reviewed the way in which we operate. We are
strengthening both people and technical systems to reflect an aligned and consistent working model that can be adopted
across a range of operating contexts. As part of this process, we have developed five-year and long-term delivery targets.
These targets reflect performance consistent with our vision of becoming the leading mining company.
A GLOBAL ORGANISATION

Our business and
sustainability strategy
AngloGold Ashanti’s vision is to be ‘The Leading Mining
Company’. The vision that we share as colleagues is not
meant to be a statement of final intent, but a torch that should light our way as we develop a company that is always looking to do better. It speaks to our desire to continuously improve all aspects of our business so that we are seen as positive
contributors to society and exceptional managers of the assets that have been entrusted to our care and development. In the context of our vision, we have defined long-term success as
the progressive improvement of our business across seven
areas of focus:
•
Safety…to care for the safety and health of every employee
and business stakeholder.
•
Environment…to minimise our environmental footprint in
the context of our business activities.
•
People…to recognise people are more than assets and
have the potential to create a business that leads the
industry in terms of social and business outcomes.
•
Production…to maintain a critical mass that supports our
leadership position in gold and the delivery of value to our shareholders and our social partners.
•
Costs…recognising we must be industry competitive so
that we can manage and make long-term decisions that are
consistent with delivering long-term sustainable value.
•
Returns…to ensure we are creating value that ensures the
long-term benefit and support of our shareholders.
•
Community…to deliver value in the context of our
community stakeholders that ensures the long-term support
of our “partners in development”.
P
12
Introduction
Context and strategy
Global priorities and progress
Review processes
CEO discussion
POD
CAST:
Mr Mark Cutifani,
Chief Executive Officer, AngloGold Ashanti
AngloGold Ashanti and sustainability
Podcast available at:
www.aga-reports.com/11/podcasts/
A
CONTRIBUTION TO SOCIETY
Mr Mark Cutifani, Chief Executive Officer

P

AngloGold Ashanti Sustainability Report 2011
CEO discussion
We believe our vision and the areas of focus that we have
identified are consistent with the concept of ‘sustainable
development’, as they span the three pillars of economic, social and environmental stewardship. Building our sustainability
model is about building long-term competitive advantage.
At AngloGold Ashanti we see ourselves as a global company.
While we are immensely proud of our South African and
Ghanaian roots and respectful of the relationships we have
formed in both jurisdictions, we recognise that we must be
flexible and operate consistently with the cultures and values that exist within each of our local and national constituencies.
As a global company we acknowledge that we are partners in
development in the various jurisdictions in which we work –
respectful of the cultures and the laws that we work within. We have an obligation to work constructively within our global
jurisdictions and we believe that by treating all of our partners with dignity and respect we will be offered the same respect, will receive appropriate support for our business ventures and will have our rights respected in equal measure.
We believe the emerging issues of resource nationalism,
increasing limitations on access to prospective ground and
increasing resource rents are a partial function of a failure of the mining industry to engage effectively with its key stakeholders.
To our key stakeholders it appears we may have taken our
local communities and the various levels of governments for
granted. AngloGold Ashanti is therefore developing its
sustainability strategy around the concept of rebuilding trust with local communities, regulatory authorities and government leaders. We have taken a value-based approach – only
through thoughtful engagement will we rebuild trust – and only through trust will we be provided access to properties that
have significant resource potential. Agreeing fair and
reasonable terms of engagement must be a function of
understanding and trust. Through a broad range of sensitive
development and operating practices and reasonable fiscal
arrangements that deliver equitable outcomes, we will be able to access the ground necessary to sustain our business for the long term.
Our initial steps are focused on getting the basics right. This includes limiting our environmental footprint, reducing energy and input consumption, improving our connection to local
communities and developing our understanding of what human
rights should look like in terms of our behaviours and interactions.
Our objective is to build a company that can leave a positive legacy, as a partner in a new future with our communities and other stakeholders.
Purpose of this report
In this report, we set out where we are in our journey and we identify existing and emerging issues that we believe require greater focus and careful attention. These are the aspects
that have the most significant impact on our business and
we recognise that our actions on these points will define the level of success we have in creating a new and more
effective partnership model for our business…a partnership
built on trust.
Global sustainability themes in 2011
Turning to an account of 2011, there are a number of global
sustainability themes which have shaped our thinking and our actions. The achievements that have been delivered as a
result of these actions have also been detailed…both to
demonstrate progress and to give a sense of what we believe
success looks like.
Resource nationalism, which manifests itself in multiple
jurisdictions across the globe, is seen in governments
demanding more from companies that are developing natural
resources, whether through revisions of mining codes and
agreements, increased royalties, taxes or duties.
The reasons behind these shifting conversations are generally social and economic in nature. They are a result of poverty and income inequality, unmet expectations, youth unemployment
and the lack of alternative economic activities – symptomatic in some cases of uncoordinated economic development
strategies at national, regional and local levels of government.
We believe we can play an effective role in bringing experience, skills and commitment to support communities in achieving
the objectives they have set for themselves. Our role is not to judge what is right or wrong in terms of community aspiration
– but to be a catalyst to support and foster local leadership to deliver on their vision.
Mining is a significant contributor to local economic development, through employment, payment of taxes, community investment

P

CEO discussion
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
and procurement. However, the sector has not always
coordinated these contributions in a way that allows communities to obtain optimum benefit from the exploitation of mineral
resources. Nor has the industry focused on reporting the
substantive nature of these contributions. To succeed, we may need to clarify the boundaries within which a mining company should act and how it should relate to other parties who take the lead on developmental issues, principally governments and
communities themselves.
Related to resource nationalism is increased competition for shared resources, such as access to potable water, land for
agriculture and other purposes and energy. We need to ensure that we use natural resources in mining processes as efficiently and carefully as possible. In this regard we are improving
environmental management at our operations by implementing
company-wide standards in the areas of greatest potential
impact, for example water, land use, waste and dust control.
We are also developing a standard on biodiversity to meet
growing concerns in this area. Meeting the requirements of
these standards will enable us to make continuous
improvements in our environmental performance and achieve
our long-term business target of operating without reportable environmental incidents.
Unregulated artisanal mining and illegal mining activities
present increasing risks in terms of environmental
degradation, safety, security and increasing tensions with
some communities. We will focus on constructive
engagement to find solutions tailored to each community,
resulting in mutually beneficial relationships and viable
alternative economic livelihoods.
Achievements in 2011
In 2011 we continued to improve our safety and health
performance towards our vision of ‘going beyond zero harm’.
We reduced our all injury frequency rate by over 15% in 2011.
The number of silicosis cases reported for compensation
reduced significantly from 2010, by 43%. Progress on
reducing the incidence of occupational tuberculosis at South
African operations has also been substantial, with incidence dropping 31% to 1.8 cases per 100 employees in 2011
through sustained interventions such as the provision of
voluntary counselling and testing (VCT) and antiretroviral
therapy (ART), a continued focus on dust suppression and the introduction of mobile testing units to enable early detection of the disease.
In the area of environment and natural resource management,
we have maintained the 51% improvement in the number of
environmental incidents that we were able to achieve against our 2008 baseline in 2010. We are developing strategies in
areas of climate change, water security and reductions in
energy consumption and costs including use of technology and alternative strategies that involve governments, communities and other business partners.
An example of successful partnership is the work that is being driven in our South Africa region through the Technology and
Innovation Consortium (TIC), harnessing creativity from outside the mining industry to develop innovative solutions to mining safely at greater depths. This work is being undertaken in
conjunction with the design of a socio-economic development
model, which is a necessary component of our strategy if we
are to make a successful transition from a labour-intensive to a technology-driven mode of operating.
In the area of security, we have experienced challenges in
2011 relating primarily to the growth of illegal mining,
incentivised by a higher gold price and tough economic
conditions. However, our refocused security strategy is likely to yield better results in the future.
In emerging issues, such as the debate on ‘responsible gold’
and ‘conflict minerals’, we have worked together with
industry partners, governments and others to develop
industry-wide approaches that enhance the reputation of the
industry and support human rights, social stability and
development. This has required the investment of resources
into supporting the various standard-setting activities that are underway on responsible gold, and for us to integrate into
our thinking on sustainability.

P

Public policy and stakeholder
engagement
Our public policy and broader stakeholder engagement work
is essential to maintain our social licence to operate. We
actively support the objectives of the International Council on
Mining and Metals (ICMM), the United Nations Global
Compact (UNGC), the Extractive Industries Transparency
Initiative (EITI), and the Voluntary Principles on Security and
Human Rights (VPSHR), among others, which help us improve
our performance and find areas of mutual interest and
cooperation to co-design solutions.
Our sustainable development
framework
We set out our intention in our sustainable development
framework to rebuild the way in which we work with and relate to our key stakeholders, and in particular our host
communities. In terms of this framework, we are placing
increased focus on developing projects in partnership with
communities and governments, aiming to undertake
community investment in a more consistent and coordinated
way that enables communities around our operations to reach
their development goals.
This approach will require us to engage with communities,
governments, NGOs, other mining companies, suppliers and
others to identify and co-design approaches to deliver on
shared goals. To succeed, we need to build a new relationship based on trust and sustained contributions to the
development of communities. Progress on delivering on
objectives must be measured by performance indicators that
are developed with our partners.
The sustainable development framework aims to take a holistic view of sustainability – understanding connections and the
range of possible impacts on our operations. Sustainability in this sense is essential to the long-term viability of our business, and it is therefore critical that our strategy addresses issues from exploration, through projects, operations and closure.
At each stage in the operation life cycle, we will therefore define clear long-term positive outcomes in line with our
strategic intent, vision, mission and values.
I look forward to reporting back on how we are progressing
with this framework and further refining our strategy in 2012.
Mr Mark Cutifani
Chief Executive Officer
16 March 2012
AngloGold Ashanti Sustainability Report 2011
CEO discussion

P

Relevance to
Initiatives undertaken by
Where to find out
AngloGold Ashanti
AngloGold Ashanti in 2011
more in this report
Our sustainability journey
Introduction
Context and strategy
Global priorities and progress
Review processes
•
Increased competition for access to
scarce mineral resources
•
Increased pressure to demonstrate
tangible economic benefits for
communities
•
A trend towards higher government
payments in the form of royalties
and taxes
•
Design of a group-wide framework to address
sustainable development issues in a more
systemic way
•
Various ongoing development and community
investment initiatives, in partnership with
communities and governments
•
Development of more consistent engagement
strategies to support implementation of the
sustainable development framework and
demonstrate the benefits of responsible mining
CEO discussion

Creating sustainable economic
benefits
page 28 to 29
Community relations

Environmental and natural resource
management
page 48 to 52
In the country focus on Guinea
page 31 to 32 and the country
focus on South Africa
page
33 to 34
SR
SR
SR
SR
SR
SR
From our stakeholders
“
If mining is to help drive development, it has to cast off its enclave status and forge far more linkages with the economies and people that surround it ... The needs of communities need to be better integrated into corporate social responsibility schemes and small-scale and artisanal miners need to be encouraged to grow in partnership with large-scale mining operations.
”
Mr Abdoulie Janneh and Dr Jean Ping
respectively, the Executive Secretary of the Economic Commission for Africa and Chairman of the African
Union Commission, in their introduction to the African Mining Vision, February 2009
www.africaminingvision.org/messageAU-ECA.html
Artisanal and small-scale mining
(ASM)
•
An increase in the number of people
involved in ASM as higher gold prices
and tougher economic conditions
create a greater economic incentive
for ASM and for international
networks funding this activity
•
The environmental, social, safety
and health impacts of ASM, which
impact negatively on the reputation
of the industry
•
Public reports, including from the
United Nations, linking ASM to the
funding of conflict in the DRC
•
Support for initiatives to formalise ASM in a way
which will benefit local economies and create
sustainable livelihoods
•
Increased co-operation with host governments to
address the root causes of illegal mining
•
Extensive baseline analysis in the DRC and in
Tanzania on ASM issues, including on-site
discussions with affected parties at each
location, with concrete plans to improve
conditions in each location. We also reviewed the
potential impacts of the Dodd-Frank Act on our
operations and projects
•
Active engagement with industry bodies and
multilateral organisations to create opportunities
for developing leading solutions to ASM
•
Pro-active participation in standard setting on
‘responsible gold’
Artisanal and small-scale mining
pages 35 to 36
Responsible gold

SR
SR
From our stakeholders
“
Many artisanal miners who
once dug for tin, tungsten or
tantalum ores are reported to
have switched to gold.
”
United Nations Panel of Experts
report on the DRC, December 2011
POD
CAST:
Mrs Yedwa
Simelane,
Senior Vice President:
Corporate Affairs, AngloGold Ashanti
Resource nationalism
Podcast available at:
www.aga-reports.com/
11/podcasts/
POD
CAST:
Ms Karen
Hayes,
Technical Director,
Mines to Markets Initiative, Pact
Artisanal and small-scale mining
Podcast available at:
www.aga-reports.com/ 11/podcasts/
Resource nationalism

P
17 AngloGold Ashanti Sustainability Report 2011
Our sustainability journey
Relevance to
Initiatives undertaken by
Where to find out
AngloGold Ashanti
AngloGold Ashanti in 2011
more in this report
POD
CAST:
Mr Sipho
Pityana,
Non-Executive Director,
AngloGold Ashanti
AngloGold Ashanti’s responsibility
in the areas of sustainability
Podcast available at:
www.aga-reports.com/11/podcasts/
POD
CAST:
Mr Michael
Parker,
Senior Vice President:
Safety and Environment,
AngloGold Ashanti
Improving safety performance
Podcast available at:
www.agareports.com/ 11/podcasts/
•
Adoption of the guiding principles
on business and human rights
by the United Nations (UN) in
June 2011
•
The need to align our policies and
practice with the UN guiding
principles
•
Gap analysis of existing policies and systems
against the guidelines as part of the project to
develop a human rights policy, framework and
procedures
•
Participation in an International Council on Mining
and Metals (ICMM)-driven pilot project to develop
and establish grievance mechanisms in
co-operation with community members in
Mongbwalu in the DRC
Operating with respect for human
rights

SR
•
An increase in the number of
illegal miners and their level of
organisation
•
An increase in the number and
severity of security incidents at
AngloGold Ashanti operations
•
An increase in injuries to AngloGold
Ashanti security personnel and
community members as a result of
security incidents
•
Development of a security management approach
that targets more effective protection of assets
and product through community-enhanced
security strategies
•
Deepening adherence to the Voluntary Principles
on Security and Human Rights (VPSHR), including
through a third party audit of VPSHR compliance
Security strategy
pages 37
to 40
Artisanal and small-scale mining
pages 35 to 36
Community relations

SR
SR
SR
•
Continuing external and internal
focus on improving the safety and
health performance of operations
•
Safety and health are not only
business imperatives, but are part
of our obligation to operate with
respect for human rights
•
Further development of the safety transformation
framework, including 22 governing standards
•
Incident investigation protocol developed and
deployed
•
Incident management and tracking system
developed, global pilot in progress
Safety and health
pages 42 to 47
SR
From our stakeholders
“
Safety is the responsibility of each and every person who sets his or her foot in the precinct of the mines. This summit has given us an opportunity to put a stop – once and for all – to the practice where workers blame management, management blames the regulator...and where, in the end, instead of something being done, it is workers who continue to lose their lives.
”
From the keynote address by Ms Susan Shabangu
Minister of Mineral Resources of South Africa, at the Mine Health and Safety Council Summit, South Africa, November 2011
Criminal activity, including illegal mining and theft
Operating with respect for human rights
Safety and health

P

Our sustainability journey
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
•
Increasing evidence of a skills
shortage in key disciplines for the
mining industry
•
We have continued to build our talent pipeline
while keeping turnover in key roles below 5%
•
We remain focused on building our internal
capability through the implementation of our
people management system and increased
employee engagement
•
We are building a talent acquisition and talent
management strategy to improve planning, attract
the right candidates and retain people
Securing our skills pipeline

SR
Relevance to
Initiatives undertaken by
Where to find out
AngloGold Ashanti
AngloGold Ashanti in 2011
more in this report
•
Water quality and usage are areas of
stakeholder focus globally. They are
particularly significant for operations
in Ghana and South Africa and
exploration projects in Colombia
•
The imperative to use natural
resources sparingly, including
inputs into mining such as energy
and water
•
National governments are
developing increasingly robust
responses to climate change
through the imposition of stricter
emissions limits and carbon
pricing mechanisms, especially in
Australia and South Africa
•
Ecosystem services, especially
biodiversity services, are coming
under the spotlight in many
countries
•
We continued to target improvements in
environmental performance, focusing on
compliance with group-wide environmental
standards
•
In Ghana, significant progress was made in
addressing water management challenges
highlighted by The Public Eye Award
•
At the request of the South African government,
AngloGold Ashanti provided significant input into
the development of climate change and
greenhouse gas mitigation policy
•
The company’s draft biodiversity management
standard progressed during 2011 and is
expected to be approved in the first half of 2012
Environmental and natural resource
management
pages 48 to 52
Regional snapshots on South
Africa and Continental Africa
pages 20 to 23
Country focus – Colombia
pages 53 to 54
SR
SR
SR
Environmental and natural resource management
Securing our skills pipeline

P
19 AngloGold Ashanti Sustainability Report 2011
Our sustainability journey
Relevance to
Initiatives undertaken by
Where to find out
AngloGold Ashanti
AngloGold Ashanti in 2011
more in this report
•
Emergence of the ‘responsible gold’
debate as an issue of public and
consumer concern
•
Initiatives to define responsible gold
and conflict-free standards
•
Increased requirements for supply
chain transparency in respect of
product sourced from the DRC and
neighbouring countries, with the
passing in the USA of the Dodd-
Frank Act of 2010
•
Proactive participation in and commitment of
funding and resources to standard-setting
initiatives and public policy debate
•
Extensive engagement with governments of
Tanzania, the DRC, South Africa and the USA on
the rules and regulations to be issued by the
Securities and Exchange Commission (SEC)
under the Dodd-Frank Act, to ensure that they
address the core objectives of the legislation
without stigmatising gold produced responsibly in
the region
Responsible gold

SR
From our stakeholders
“
All of these rules [referring to the forthcoming SEC rules for Dodd-Frank] have great potential to yield important disclosure and potential for changes in the practices of mining companies and companies in the gold business. These changes could improve conditions for communities, workers, and the environment where mining is planned or happening.
”
Mr Scott Cardiff
Earthworks ‘No Dirty Gold’ campaign from www.earthworksaction.org
A rehabilitation crew with acacia tree seeds for use in the rehabilitation programme at Yatela mine, Mali.
These seeds take quickly and are very hardy, adding to the stability of a rehabilitated area
Responsible gold
POD
CAST:
Mr Terry
Heymann,
Director: Responsible
Gold, World Gold Council
Responsible Gold
Podcast available at:
www.agareports.com/ 11/podcasts/

P

Introduction
Context and strategy
Global priorities and progress
Review processes
South Africa region
Large-scale mining has taken place in the Witwatersrand Basin for over a century resulting in a number of legacy issues which require close and ongoing collaboration with government,
organised labour, communities and NGOs. AngloGold Ashanti
participates actively in such engagements through monthly
meetings with senior officials of the local municipalities,
quarterly meetings with the Mayoral Committees of the
municipalities, and bi-monthly Mining Forum meetings with
relevant municipalities such as the West Rand and Dr Kenneth
Kaunda districts.
Although its production profile is declining, the South Africa region contributed 37% of AngloGold Ashanti’s production in
2011 and employed 52% of its workforce. In contrast with
other regions, mining operations in South Africa are almost
entirely deep-level mines.
In 2011, priority areas of work in sustainability in the region included:
•
Improving safety and health performance. The South Africa
region regrettably experienced nine fatalities in 2011 and
continues to manage potential health impacts in the areas
of occupational lung disease (primarily silicosis and
occupational tuberculosis), noise induced hearing loss
(NIHL) and HIV/AIDS. Continued action and engagement in
this area is a priority, including the ongoing implementation of the group’s safety transformation programme and the
various health initiatives described later in this report under safety and health.
pages 42 to 47
•
Further development of a technology and innovation
strategy, which has the potential to introduce a step change in the economic, safety, health and environmental
performance of the South African operations.
•
Development and implementation of a socio-economic
development strategy, which seeks to address impacts
arising as a result of the transition from a highly labour-
intensive industry to a technology-intensive model.
The strategy will foster key partnerships from a host of
government and industry participants to provide a
meaningful social impact on the community in which we
operate and push the boundaries of sustainable and agreed
upon economic growth initiatives to address poverty,
unemployment and other Millennium Development Goals
(MDGs) as encapsulated in the Social and Labour Plans
(SLPs) and the socio-economic development framework.
An amount of over $40m has been budgeted for the period
2012 to 2014 for investment in:
•
local economic development;
•
enterprise development; and
•
social and institutional development, including in labour-
sending areas as well as host communities.
An integrated and comprehensive engagement strategy is a
priority area for development in 2012. The strategy will be
aligned with stakeholder engagement processes and
strategies in place in the business, including the group-wide engagement standard.
SR
Regional sustainability strategies
TO OUR GLOBAL
FRAMEWORK
South Africa
Gold produced (000oz) 1,624
% contribution to global production 37.4
No of employees 32,082
Productivity per employee (oz/TEC) 5.85
1
1

P

The South Africa country focus
pages 33 to 34 gives
additional detail on the technology and innovation strategy and the interlinked issue of the development of a socio-economic development strategy.
A further priority for the region is the implementation of an integrated environmental strategy, addressing the following
key risks:
•
The potential for discharge of polluted water into the
environment, either directly or indirectly as a result of
seepage from tailings facilities and polluted water.
•
Polluted land beyond current mining boundaries as a result
of discharges.
•
Air pollution and land contamination as a result of windblown dust from tailings storage facilities.
Initiatives undertaken in the region in 2011 included:
•
The development of an integrated water management
strategy which addresses issues such as potential mine
flooding, groundwater and storm water management, as
well as the potential impact of mining activities on water
supply to neighbouring areas.
•
Development of regional mine flooding models, mitigation
plans and technical remediation options for seepage from
tailings storage facilities.
•
Pilot work on the inclusion of water performance monitoring
and reporting within the company’s technical operating
system.
•
Commissioning of a new pollution control dam (the North
Boundary Dam in the West Wits area) to significantly reduce
the potential for impacts on the local river system.
•
The development of a best practice guideline on the
mitigation of dust from tailings storage facilities, including the initiation of a detailed five-year implementation plan.
The region established aggressive top-down water
consumption reduction targets in 2011 and was able to
record a 10% year-on-year saving in potable water usage.
South Africa accounts for approximately 33% of AngloGold
Ashanti’s total water consumption.
Groundwater issues in South Africa
Deep groundwater contamination is a significant issue in South
Africa, where groundwater in some older mining regions has
infiltrated mined-out workings. It becomes acidic if exposed to sulphide minerals in these workings, presenting a potential
contamination risk to shallow groundwater and eventually
surface water resources if allowed to spread further.
Contamination is prevented by pumping water from
underground operations that have ceased working. However
the cost of pumping is significant and there is a risk
that it will be carried by an increasingly smaller number of operators as mines in an area close. The solution to this issue cannot lie with one company and needs to be addressed
holistically by government, regulators, the mining industry and communities. We are therefore proactively engaged with these parties in seeking a solution. We are in discussions with a water supply company to explore the option of using treated pumped water to meet the needs of communities around operations and create potential business opportunities. A feasibility study is currently underway.
SR
AngloGold Ashanti Sustainability Report 2011
Regional sustainability strategies – South Africa region
Mponeng mine, West Wits, South Africa
“
The holistic approach adopted by
AngloGold Ashanti to address this long-
standing problem is applauded as it indicates
a commitment to resolve it and keep it under
control permanently. This is an environmental
wellness management process not just a
dust management event.
”
Ms Nontsha Liwane-Mazengwe
Principal at the Vaal Reefs Technical High School, following AngloGold
Ashanti’s response to complaints from the school regarding dust originating from our West Extension Tailings Storage Facility in the Vaal
River area. The response entailed the accelerated implementation of dust mitigation measures on the dam, coupled with an ongoing engagement with the school and other relevant stakeholders from the local community.

P

Introduction
Context and strategy
Global priorities and progress
Review processes
This region accounted for 36% of AngloGold Ashanti’s global
gold production in 2011 and has significant potential for growth.
However, over the years, inconsistent approaches to social and environmental issues at operations in the Continental Africa region has affected the region’s core business.
To achieve the potential for business growth in the region in a way that contributes to wider social and economic
development, a comprehensive and transformative approach
to managing sustainability issues has been adopted – similar to that of AngloGold Ashanti’s safety transformation.
In 2011, we started to develop a transformation model
for the region. The implementation of the model at
each operation will primarily be achieved through the
development of mine sustainability strategies based on the
United Nations millennium development goals. See the
country focus on Guinea for an explanation of how this
model is being piloted at our Siguiri operation.
pages
31 to 32
The model encompasses the way we work and manage
ourselves internally, the quality of relationships with our
stakeholders and the impact we have on our different
stakeholder groups. It is designed to positively and
proactively address the issues which have previously
affected our core business, including:
•
Community disputes, which have led to protests and
business interruptions at a number of operations. At Siguiri in Guinea, for example, there have been ongoing
protests over issues relating to electricity supply, land
compensation and employment. Actions taken in 2011 to
work with local communities to achieve common
developmental objectives are detailed in the country focus
on Guinea later in this report;
•
Failure to meet environmental standards, which resulted in
the temporary closure of Iduapriem in Ghana in February
2010 and the suspension of gold processing at Obuasi in
March 2010. Measures taken in 2011 to improve the
environmental performance in Ghana are detailed below; and
•
Poor compensation practices, which have made it difficult
for the company to gain access to new land. Issues relating
to compensation for the community in Ajopa, a potential
growth area for the business in Ghana, were resolved in
2011. At Siguiri in Guinea, however, compensation remains
a significant area of concern.
Transformation on the scale that we envisage requires many
years to achieve. We know that AngloGold Ashanti has the
ability to achieve this goal as proven in our success in
transforming our safety record. Nevertheless, long-term, real change needs to happen in a way that is both well-structured and manageable. With this in mind, we have divided our
journey into three distinct stages over a period of 10 years.
To begin we envisage a period of Stabilisation. This one- to three-year time horizon, from 2012 to 2014, will give us the space to secure our legal and social licence to operate. We will do this by ensuring that our operations address the most significant potential liabilities and risk areas.
Following this initial phase, we will focus efforts on a period of
Optimisation. Optimisation efforts will start as early as 2012 and will intensify through to 2018. The goal for AngloGold Ashanti
SR
Regional sustainability strategies
continued
Mali
Gold produced (000oz)* 249
% contribution to global production 5.8
No of employees* 1,461
Productivity per employee (oz/TEC) 18.61
Ghana
Gold produced (000oz) 512
% contribution to global production 11.8
No of employees 7,081
Productivity per employee (oz/TEC) 7.66
Guinea
Gold produced (000oz)* 249
% contribution to global production 5.8
No of employees 3,666
Productivity per employee (oz/TEC)               12.03
Namibia
Gold produced (000oz) 66
% contribution to global production 1.5
No of employees 790
Productivity per employee (oz/TEC) 7.00
Tanzania
Gold produced (000oz) 494
% contribution to global production 11.4
No of employees 3,541
Productivity per employee (oz/TEC)               18.11
1
1
2
2
3
3
4
4
5
5
* Attributable
Continental Africa region

P

during this period is to ensure our operations do no harm and that we achieve consistent business and sustainability
performance by building a capable and engaged workforce.
This will include implementing effective, efficient and reliable systems and processes.
The final period of transformation is Growth. This phase will take us from 2012 to 2022, and will culminate in AngloGold Ashanti becoming the preferred mining operator and being recognised as the leading mining company globally. Our strategy for achieving this includes implementing best practices across all sites and creating a shared plan for resource endowment.
Sustainability initiatives in Ghana in 2011
“
Success (at Obuasi) requires that the
company address Obuasi systemically in its
planning, its engagement and communications,
its investments, its governance and its
development of capabilities.
”
Extract from the report of the sustainability review panel following its visit to Ghana in May 2011
In 2011, the turnaround of AngloGold Ashanti’s Obuasi mine in
Ghana was a key area of focus for the company. The operation faces a well-documented range of operating and sustainability-
related challenges, but remains one of the world’s great ore bodies with a Mineral Resource base of more than 30Moz.
An operating taskforce was appointed at the beginning of
2011. Operating stability has been achieved, with operations meeting production and cost targets in 2011, and the taskforce is advancing plans for medium- and long-term growth.
As part of the turnaround strategy for Obuasi, a major initiative was launched to address sustainability issues at the highest level. This strategy involves reconfiguring the environmental and social teams, more than doubling their size, and putting in place aggressive strategies to address some of Obuasi’s
long-term and persistent challenges. In 2011, sustainability teams made progress in putting staff in place and developing clear role descriptions. A plan and budget for environmental work has been completed and several environmental projects
were progressed.
“
In Ghana in particular, any assessment of
performance needs to be seen in the context
of the more than 110-year history of mining.
In the past, parts of the country’s mineral
endowment were exploited using mining and
environmental management methods that
are unsatisfactory by today’s standards.
”
The Ghanaian Chamber of Mines, in response to the Public Eye Award to AngloGold Ashanti in January 2011
In the area of water management, which has been a major
issue of stakeholder concern, progress made in 2011 included the commissioning of a reverse osmosis plant in the northern section of the mine which functions in conjunction with
complementary water treatment technologies to ensure that
water released is compliant with Ghana’s water quality
standards. At the southern section of the mine, additional
equipment was commissioned in 2011 to increase the
volume of water that can be recycled into the production
process. At Iduapriem, a plant extension was successfully
commissioned, which ensures that the operation can release
excess water while fully meeting effluent discharge standards.
In 2011, a total of approximately $14m was spent on various
water management interventions (including treatment plants
and storm water infrastructure).
In the area of land management the first phase of work
involving a risk analysis has been completed.
AngloGold Ashanti Sustainability Report 2011
Regional sustainability strategies – Continental Africa region
POD
CAST:
Mr Richard Duffy,
Executive Vice President: Continental Africa Region,
AngloGold Ashanti
Progress on Ghana turnaround strategies
Podcast available at:
www.aga-reports.com/11/podcasts/
Members of our sustainability review panel
visited the Dokyiwa village at Obuasi in Ghana,
during its construction by AngloGold Ashanti
in mid-2011. This area was designated for
re-settlement as a consequence of the Sanso
community formerly occupying land near our
tailings dam which was unsafe. Panel members
were not required to wear full personal
protection equipment as they had not yet
ventured into the village under construction

P

Introduction
Context and strategy
Global priorities and progress
Review processes
The Americas region accounts for some 21% of AngloGold
Ashanti’s current production from operations in Brazil,
Argentina and the USA. It represents a significant area of
business growth, as it includes exploration projects at the
stage of advanced economic evaluation in Colombia, located
at La Colosa and Gramalote. The location of these projects is shown in the map included in our country focus on Colombia.
pages 53 to 54
Areas of focus in 2011 therefore included priorities relating to these operations and exploration projects:
•
Improving safety performance. Within the context of our
long-term target of operating without injury, a key challenge in the region was addressing incidents with contractors.
•
Common approaches to stakeholder mapping and
social risk assessment. Bringing greater consistency
to these processes will allow for more effective risk
assessments and engagement across the region.
•
Ensuring that sustainability aspects of prefeasibility
work progressed to schedule at La Colosa. This major
exploration project has the potential to contribute
significantly to AngloGold Ashanti’s annual production.
This work included a keen focus on environmental
issues, communications, community engagement and local
economic development.
•
Improving processes to ensure timely submissions of
environmental permit applications. This enabled projects
and expansions to advance smoothly.
•
Demonstrating AngloGold Ashanti’s commitment to
being the leading mining company. For example, our
Brazilian operations maintained their NBR16001 Brazilian
Social Responsibility Certification, subsequent to monitoring undertaken by that organisation.
In October 2011, CC&V mine in the USA was recognised by
the Colorado Department of Public Health and Environment’s
Voluntary Environmental Leadership Programme. CC&V
received a renewed three-year certification at the “gold” or highest level within this programme, which recognises
companies that voluntarily go beyond compliance with state
and federal regulations and are committed to continual
environmental improvement, together with a demonstrated
track record of successful environmental management with no
significant contraventions.
SR
Regional sustainability strategies
continued
“
AngloGold Ashanti’s involvement in social
responsibility demonstrates transparency,
dignity and respect for their stakeholders,
and makes clear that it’s not just about
mining.
”
Fernanda Ferreira Caetano, of the Sabará Social and Economic
Development Agency, at an AngloGold Ashanti stakeholder forum.
Sabará is a municipality in the state of Minas Gerais in Brazil, which hosts AngloGold Ashanti’s Cuiabá mine.
1
1
2
2
3
3
Argentina
Gold produced (000oz)* 196
% contribution to global production 4.5
No of employees 1,644
Productivity per employee (oz/TEC)               17.64
Brazil
Gold produced (000oz)* 428
% contribution to global production 9.9
No of employees 5,164
Productivity per employee (oz/TEC)                16.52
USA
Gold produced (000oz) 267
% contribution to global production 6.2
No of employees 581
Productivity per employee (oz/TEC)                44.31
* Attributable
Americas region

P

Australasia region
The start of production at a new mine, the Tropicana Joint
Venture Project (TJV), scheduled for 2013, will transition this region from a single operation – Sunrise Dam – to being a dual-
operation environment.
Tropicana Joint Venture
Key sustainability priorities include:
•
The development of common systems across the
region, ensuring consistent implementation of group-wide
sustainability standards.
•
The effective management of contractor safety at Tropicana
during the remainder of the construction phase, to ensure
that the project is completed safely. With the current mining boom in Western Australia, scarce skills in the resource
sector are stretched. Safety systems and training therefore
need to be strengthened to ensure operators achieve the
required level of competence and incidents are avoided.
•
The development and implementation of a regional
community plan based on two principal components –
communication and investment – to support the building of
positive community relationships.
•
Implementing a compliance system that identifies all legislative environmental permitting and other obligations so that
governance systems are in place to measure compliance.
The approach to the approval for the TJV has been viewed as
a benchmark in environmental approvals in Western Australia.
The team delivering the approvals focused on accessing the
best information and science available to deliver a positive result for the environment within the Great Victoria Desert
(GVD) and to address the concerns of interested communities
and stakeholders.
To do this effectively, significant resources were mobilised early in the planning process to evaluate firstly what was important to the community and stakeholders, and secondly to better
understand the biological environment in which the mining
activities would take place. Stakeholder concerns were
factored into the approval process and feedback was provided throughout the process.
Little baseline biological information is available to inform the development of resources projects in remote and challenging
environments such as the GVD. As part of the environmental
impact assessment and the approvals process, the project
team mapped some 230,000ha of vegetation to enable the
contextualisation of the impacts (which will cover a much
smaller footprint of up to 3,400ha). This has set a benchmark for mining projects, where practice has been to survey the
direct area of impact. Surveying beyond the mine footprint
demonstrates use of the precautionary principal and enables a database of knowledge to be established.
The environmental values and constraints of the region were
collated with the use of seasonally appropriate field surveys and interpretations. The mine was designed to avoid critical habitats, rare flora, and archaeological sites, and to minimise environmental impacts.
AngloGold Ashanti Sustainability Report 2011
Regional sustainability strategies – Australasia region
Australia
Gold produced (000oz) 246
% contribution to global production 5.7
No of employees 509
Productivity per employee (oz/TEC) 38.93
1
1
“
An example of a very good assessment
that met the EPA’s expectations in terms of
high quality environmental information and
corporate behaviour, was the Tropicana
Gold Project.
”
Dr Paul Vogel, Chairman of the West Australia Environmental
Protection Authority, from the EPA’s July 2011 newsletter
The EPA’s annual report for 2010/2011 also commended
the Tropicana Joint Venture for the extensive biological
survey programme undertaken, which, it said, greatly
helped the assessment process

P

Introduction
Context and strategy
Global priorities and progress
Review processes
Regional sustainability strategies
continued
A peer review panel was established with representatives
from the local community, academic institutions, the legal
fraternity and the scientific community. This panel met
monthly during the authoring of the environmental
documentation, and its input shaped the documentation
positively. The TJV also established the Biodiversity Trust
Fund which will contribute and enhance the scientific
knowledge of the GVD in the long term. The Biodiversity Trust
Fund has been approved by the Australian Federal
government and will be a successful legacy flowing from the
activities undertaken by the project.
Testament to the corporate leadership of the TJV partners and the commitment of the approvals team, was that ministerial
approval for the project was delivered on time, whilst meeting the needs and expectations of the stakeholders, and
improving the scientific knowledge and understanding of this remote and important part of Western Australia.
Tropicana Joint Venture, Havana Deeps, Australia

P

Greenfield exploration
The greenfield exploration business unit operates in 17 countries in total.
A priority for the business unit in 2011 was boosting capacity in the area of sustainability management across all regions, recognising that:
•
Greenfield exploration business unit activities have the
potential to have both a positive and negative impact on
local communities and the environment.
•
Appropriate sustainability interventions and actions, such
as establishing community engagement structures and
conducting environmental and social baseline studies, must
be integrated into exploration programmes from inception in
order to mitigate risks and maximise opportunities.
•
Sustainability activities must evolve with exploration projects and become more robust as projects progress.
•
Delays in projects can often be attributed to a lack of
community support and can translate directly into a
decrease in the value of a project and/or the ability to bring the project to production.
Due diligence processes that include the evaluation of
sustainability issues at exploration projects were introduced in
2011. These processes were piloted at AngloGold Ashanti’s
non-managed joint venture in the Solomon Islands.
The findings will be used to guide ongoing discussions with local teams and to develop community and environmental engagement
programmes in parallel with the evolution of the technical
evaluation programme at this early-stage exploration project.
This due diligence exercise was the first step in a longer-term programme of improving oversight of greenfield exploration
programmes, the aim of which is to enable AngloGold Ashanti
to make better informed decisions about projects, identifying key risks early in the life cycle of new mining projects, and mitigating these risks more effectively.
In 2011, steps were also taken to incorporate sustainability issues more consistently into other aspects of the project life cycle. For example, sustainability experts now participate
formally in capital project reviews, to ensure that consideration is given to sustainability issues in the design phase and that plans and budgets include sustainability considerations prior to their approval.
Mine closure and rehabilitation
An inevitable aspect of operating a mine is ongoing mine
closure planning. This includes the associated estimates of
liability costs and the assurance of adequate financial
provisions to cover these costs, consistent with applicable law and regulation.
Through implementation of our closure and rehabilitation
management standard, we aim to ensure that closure
planning is an activity that starts at exploration and mine
design and continues throughout the life of mine. This means creating a ‘closure mentality’, where each stage of project
design and execution includes consideration of potential
closure issues, resulting where possible in planning and
design that eases closure requirements and rehabilitation
costs. Without proper planning the company is likely to be
exposed to higher costs, missed opportunities, compensation
claims and reputational damage.
Among concerns associated with closure is the need to ensure that commitments to communities have been recorded and are
acted upon. Our standard stipulates that closure planning must be undertaken in consultation with community representatives.
In the course of these consultations, different issues are raised which require site-specific solutions, such as livelihood
preservation, the provision and management of infrastructure and ongoing land management and rehabilitation.
In 2011, closure planning continued to receive significant focus at operational level in order to meet the target of implementing closure planning by year-end in line with our closure standard
(www.anglogoldashanti.com/sustainability). This has been
achieved, with the exception of the Continental Africa region, where challenges in developing appropriate closure plans have been experienced. In 2011, engagement with stakeholders
regarding future land use objectives was conducted as well as studies to understand the current impacts and risks associated with closure. The region is now working to a revised deadline of
December 2012 for compliance with the standard.
Life cycle sustainability strategies
AngloGold Ashanti Sustainability Report 2011
Life cycle sustainability strategies
TO CLOSURE

P

Introduction
Context and strategy
Global priorities and progress
Review processes
The African Mining Vision, adopted by African heads of state and government in February 2009 and endorsed by them in
December 2011, calls for “a sustainable and well-governed
mining sector that effectively garners and deploys resource
rents and that is safe, healthy, gender and ethnically inclusive, environmentally friendly, socially responsible and appreciated by surrounding communities”. It also advocates “transparent, equitable and optimal exploitation of mineral resources to
underpin broad-based sustainable growth and socio-
economic development”.
Although it was developed in respect of the mining industry in
Africa, the vision outlined in this statement is globally relevant and reflects many aspects of our vision of responsible mining across the various continents on which we operate.
AngloGold Ashanti seeks to contribute to sustainable
economic development in our regions of operation through:
•
Direct contributions to regional and local development
through community investment spend of $20.6m in 2011
(excluding joint ventures);
Economic value-added statement
for the year ended 31 December
US dollar million
%
2011
%
2010
Economic value generated
Gold sales and by-product income
(1)
97
6,794
97
5,463
Interest received
1
52
1
43
Royalties received
(1)
1
79
–
8
Income from investments
(2)
1
75
2
106
Total economic value generated
100
7,000
100
5,620
Economic value distributed
Operating costs
(3)
36
2,519
41
2,289
Employee salaries, wages and other benefits
21
1,459
24
1,365
Payments to providers of capital
5
327
4
233
– Finance costs and unwinding of obligations
3
196
3
166
– Dividends
(4)
2
131
1
67
Payments to governments
– Current taxation
(5)
6
407
3
147
Community investment
(6)
–
21
–
16
Total economic value distributed
68
4,733
72
4,050
Economic value retained
32
2,267
28
1,570
(1)
In 2011, gold sales and royalties received, increased due to the higher gold price.
(2)
The 2010 year includes a profit on disposal of shares held in B2Gold Corporation.
(3)
Includes a loss on disposal of assets of $8m in 2011 (2010: $18m), and 2010 included a realised loss on non-hedge derivatives of $277m.
(4)
During the third quarter of 2011, the company changed its frequency of dividend payments to quarterly, rather than half yearly, resulting in a higher dividend for the year.
(5)
Payments to governments are for current taxes, which has increased as a result of tax losses utilised and higher earnings.
(6)
Community investment excludes equity-accounted joint ventures.
Creating sustainable economic benefits
MUTUAL GOALS

P

•
Employment opportunities, including offering employment
opportunities to local community members where possible;
•
Equitable payments to government in respect of resources
extracted, including direct and indirect taxation, dues and
royalties; and
•
Promoting objectives of transparency and good governance by
publishing all payments made to government and through
support for the Extractive Industries Transparency Initiative (EITI),
a global standard for extractive companies to publish what they pay and for governments to disclose what they receive.
Our economic value-added statement, shown on the previous
page, details value created and distributed in 2011, through employee salaries, community investment and current taxation.
Payments to governments by country are shown in the chart below.
AngloGold Ashanti is a member of the EITI and is committed to supporting its objectives of fiscal transparency and governance.
We share the EITI ethos that transparency and sound
governance are essential in promoting sustainable economic
development. We disclose all payments made to governments,
whether or not the country concerned is an EITI member.
Of the countries in which AngloGold Ashanti operates, Mali and
Ghana are compliant with the EITI and Guinea, Tanzania and
the DRC are candidate members. We acknowledge the efforts
made by these countries to comply with EITI requirements.
In our sustainable development framework, we have outlined
our ambition to work with local communities and governments
to define areas of mutual value creation. This will require us to understand the risks and drivers that will allow an operation to be successful, and invest in areas that address these risks and opportunities in a way that is relevant to the communities
affected by that operation. In 2011 we began the process of
incorporating this approach into regional sustainability
strategies and developing businesses delivery targets in the area of community.
We invested substantially in communities in 2011, spending
approximately $20.6m (excluding joint ventures) on various
community projects globally (2010: $16.08m) and have put clear definitions of community investment in place at all operations.
Major projects undertaken in 2011 include:
•
In the DRC, commissioning of a multi-million dollar project
that includes the re-construction of a 4.2km road through
Bunia, and repairing the Budana Hydropower Dam that
provides electricity to the city of Bunia.
•
In Colombia, a project aimed at building capacity in current and potential local suppliers. The initiative involves 50 local entrepreneurs who have received micro credits to support
development of their businesses.
AngloGold Ashanti Sustainability Report 2011
Creating sustainable economic benefits
Nykabale village agricultural project near Geita mine in Tanzania. AngloGold Ashanti sponsors this self-
sustaining project which supplies vegetables to the community and Geita mine
Payments to governments
by country
for the year ended 31 December 2011
($m)
South Africa
313.3
Mali
164.1
Brazil
138.2
Argentina
133.7
Australia
122.2
Tanzania
101.1
Guinea                                         98.5
Ghana                                           97.9
USA
19.8
DRC
11.1
Colombia
10.9
Namibia
9.2
A more detailed breakdown of these numbers can be
accessed through the online version of this report.

P

Community relations
Introduction
Context and strategy
Global priorities and progress
Review processes
We aspire to be a responsible member of the communities
which host our operations. In 2011, we have therefore worked to achieve the objectives set out in our 2010 report of:
•
Defining expectations for community and social performance
through community-focused management standards; and
•
Including community aspects in the ISO 14001 management
system in order to integrate community and environmental
systems more effectively.
Against these targets, we finalised and approved a body
of standards in the area of community relations. These will
be implemented as a blueprint, pending additional work
being undertaken to understand the full financial liabilities which arise from application of the standards. These blueprint standards, which are based on international good practice and take into consideration ISO 26000 guidelines, will support the development of a more consistent approach to community
relations and socio-economic contributions across the group.
They became effective in October 2011 and cover:
•
Artisanal and small-scale mining (ASM);
•
Cultural heritage and sacred sites;
•
Indigenous Peoples;
•
Community complaints and grievances;
•
Engagement;
•
Socio-economic contribution; and
•
Land access and resettlement.
These management standards were approved prior to the
revised International Finance Corporation’s (IFC) standards
coming into effect in January 2012. As we followed the work
of the IFC in developing their standards, it is not expected that significant changes will need to be made to align our
standards with the IFC. An exception could be the issue of
Free, Prior Informed Consent (FPIC) in the Indigenous
Peoples management standard. We await the outcome of
the International Council on Mining and Metals (ICMM)’s
engagement with the IFC on this issue.
Due to the fact that the community management standards
only came into effect in October 2011, the target for
incorporation of community aspects into ISO 14001 has
been moved out to 2014. Monitoring of this commitment will
be included in the standards’ implementation and
compliance review programme.
Engagement with our social partners continues to be a key
strategy in striving to achieve shared benefit for AngloGold
Ashanti and our host communities. While we are conscious
that improvement is required in addressing engagement in a
consistent way across the group, we are beginning to see the results of sustained and strategic engagement approaches
with key stakeholders in a number of sites. For example:
•
At CC&V in the USA, where we are building relationships with local government to co-design and partner in local social and economic development programmes.
•
At Obuasi in Ghana, where we continue to engage with
national and local government, the Chamber of Mines, the
Mineral Commission and a number of interest groups to find
sustainable solutions to the ASM challenge in the area.
•
In the South Africa region, where we engage with executive
mayors in some of our labour sending centres leading to the
identification of potential local economic development
projects in those areas.
In 2012, we will develop several community management
guidelines to give effect to some of the standards. Included will be a guideline on engagement. The intent is to assist
operations towards practical, effective and strategic
engagement with stakeholders and social partners. The two
country focus case studies which follow give insight into how these issues are managed in Guinea and South Africa.
DIVERSITY

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AngloGold Ashanti operates the Siguiri mine in Guinea. The
concession is an area of almost 1,500km
2
in a relatively remote
location in the north east of the country, approximately 850km from the capital, Conakry.
The mine is located in an area of significant potential for gold production, and has been a traditional area of artisanal mining for hundreds of years. Local economic activity is closely
connected to gold mining. Given this context and the various challenges that AngloGold Ashanti has experienced in
operating the mine, we recognised that for our long-term
business sustainability we needed to develop an approach to
manage the operation that targets value creation beyond
orebody extraction and addresses the needs of the broad
range of stakeholders within the region.
The approach that has been developed aligns our
sustainability-focused activities with a local development plan based on the Millennium Development Goals (MDGs) – see
below. This focus on the MDGs will anchor AngloGold Ashanti
in measureable development objectives while addressing key
environmental and social opportunities, threats and liabilities that are a direct result of our operations. We intend to achieve this while continuing to meet all AngloGold Ashanti’s
sustainability and regulatory commitments at a national and
international level. The outcomes envisaged are expected to
Country focus – Guinea
AngloGold Ashanti Sustainability Report 2011
Country focus – Guinea
A COMMUNITY
PARTNERSHIP MODEL
The Millennium Development Goals
In 2000, 189 nations made a promise to free people from
extreme poverty and multiple deprivations. This pledge
became the eight Millennium Development Goals to be
achieved by 2015. In September 2010, global leaders
recommitted themselves to accelerate progress towards
these goals.
A community adjacent to our Siguiri mine in
Guinea where we are working to address key
environmental and social opportunities

P

contribute to maximising tangible community benefits and
enhancing measureable development outcomes in the
communities where we operate. The implementation of this
approach presents an opportunity for AngloGold Ashanti to
actively engage with stakeholders and to do so in a way that includes participatory planning with stakeholders to strengthen collaborative relationships.
In operating at Siguiri, AngloGold Ashanti faces three distinct but interdependent challenges:
•
Low levels of economic development. The Siguiri region
has little economic activity beyond mining. There is a high
level of dependence on gold mining with limited access to
alternative livelihoods. The challenge for AngloGold Ashanti is to play a catalytic role in facilitating socio-economic
development driven by government, civil society
organisations and individuals around our mining operations.
•
A strong culture of artisanal mining or ‘orpaillage’ which is endemic to the region. This form of mining is labour intensive and is largely carried out with little regard for workers’ health and safety or environmental impact. In terms of the mining
licence agreements in place at Siguiri, artisanal miners are permitted to mine on the concession, provided they do not
work in areas which are actively being mined by the company.
•
Growth in the numbers of artisanal miners operating around
the concession, with a significant number of immigrants arriving in numbers from surrounding regions as a result of economic
conditions including the high price of gold. This causes
significant disruptions and safety issues for the operation.
In addition to concerns relating to safety, health and
environmental management, these factors present a
significant security issue for the operation. In 2011, the number of arrests for trespassing in our active working areas doubled and continues to increase. Operational management has
continued to address the problems, but social and leadership structures within the community are in flux and have proved
difficult to interpret and factor into community relations and engagement activity. For example, local government structures which were traditionally seen as a channel for communication with local communities have not functioned effectively. Despite the operation’s efforts to date, engaging with structured
associations and the local government has not resulted in the desired outcomes and there is an opportunity for deeper
engagement and dialogue with a broader and more diverse
group of stakeholders.
Added to the above, the region is geographically remote
from national government structures. A newly-emerging
democratic government faces multiple challenges in social
and economic development, and Siguiri is one area on a long
list of priorities.
This complex, dynamic and increasingly challenging situation in Siguiri meant that it was a prime candidate for the
development of a new approach to operating, both for
AngloGold Ashanti and for the region. In accordance with the sustainable development framework developed for the
business as a whole, this new approach emphasises
community engagement rooted in reliable operating processes
that address:
•
Environmental and social impacts;
•
Improved community relationships;
•
Co-investing in communities to meet the MDGs;
•
Partnering with local communities to identify, design and
implement initiatives that benefit both them and the mine;
•
Strengthening government capacity, local empowerment
and the ownership of development plans; and
•
Mobilising and diversifying AngloGold Ashanti contributions
to local development plans which currently include the
government, international donors, NGOs, individual and
other private sector contributors.
This project is still in its development phase and only process steps, rather than solutions, have been mapped to date.
However, we remain optimistic about the opportunity that
exists at Siguiri to develop an operation that can create value for all stakeholders and become the blueprint for how
AngloGold Ashanti should engage successfully with local
communities in the future. The approach being piloted at
Siguiri is scheduled to be replicated and scaled-up at other business units within the region over the next two-year period.
Country focus – Guinea
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
Medina Camara, a community member and
employee at the Siguiri mine in Guinea

P

Country focus – South Africa
AngloGold Ashanti Sustainability Report 2011
Country focus – South Africa
In South Africa, AngloGold Ashanti is already mining at depths of close to 4,000m. Progressing further underground will
require finding new solutions to operating challenges,
especially in the area of safety. In anticipating these challenges in the South Africa region, the group has identified two
strategic areas of work – technology innovation and the
interlinked area of socio-economic development.
Technological innovation is required in order to ensure that mining remains safe and competitive in the future, and is
particularly critical as we mine at greater depths. AngloGold
Ashanti has therefore established the Technology and
Innovation Consortium (TIC) as a vehicle for developing
innovative technologies and management processes to
improve safety and enhance efficiencies.
The TIC brings together a number of key players from around
the world, all leading innovators in their fields. It has
developed tools to enhance communication opportunities
between participants, using an open innovation model that
brings not only diversity but speed and a proven track record to the innovation process. A website with social networking
capability – www.aga-tic.com – supports collaboration
among team members, many of whom work on different
continents and are unable to meet regularly in person.
In taking the first steps towards this ‘new mining paradigm’, the consortium is looking at projects that will enable AngloGold
Ashanti to mine without blasting, remove people from high-risk tasks and operate continuously, using technology to drive this change in a three-stage approach.
Stage one will work towards no drilling and blasting, and
removing people from the stope over a period of three to
five years. Stage two will target a move to ‘intelligent
mining’ through automation and information communication
technology. This is anticipated to be a five to 10 year horizon.
The objective of stage three is to deliver ‘gold on tap’ using autonomous machines, with the ultimate goal of ‘SAFELY
mining all the Gold .... Just the Gold ... all the time’.
International TIC members visited Great Noligwa mine, South Africa to review progress on the Technology and Innovation Consortium programme for AngloGold Ashanti
LINKING TECHNOLOGY AND
DEVELOPMENT

P

Introduction
Context and strategy
Global priorities and progress
Review processes
Transforming the way we mine will ensure that the company
has a sustainable future in South Africa. However, the
current South African operating model is labour intensive,
with the region representing more than 50% of our entire
global workforce.
Whilst automation of our mines will address issues of safety and improve productivity and efficiency, we are highly
sensitive to the impact this new approach to mining will have on our employees and on job creation opportunities in the
medium- to long-term.
We therefore recognised the need to strengthen our socio-
economic development strategy to find solutions not only to
the threat that arises from the continuing decrease in
production nationally, but also to address the potential job losses which will in all likelihood arise as a result of the transition to a technology-driven model.
In 2011, the regional team pursued this and the related
objectives of:
•
Compliance with regulatory reporting obligations;
•
Strengthening community and stakeholder engagement; and
•
Continuing with initiatives aimed at facilitating the creation of employment in our host communities.
Social and Labour Plans (SLPs) were reviewed and revised in
line with the directives from the Department of Mineral
Resources (DMR). Extensive stakeholder engagements took
place prior to the revision of the SLPs.
In 2011, AngloGold Ashanti initiated a workshop to obtain input on the scope and content of a revised socio-economic strategy.
Participants included representatives from government, peer
organisations, industry associations and sustainability experts among others. The resulting prototype structures socio-
economic development plans around five core elements, as
illustrated below.
Through leveraging partnerships and initiating a collaborative funding approach, we will aim to identify areas where we can stimulate and support local economic development. An
amount of over $40m has been budgeted for the period
2012 to 2014 for investment in:
•
Local economic development;
•
Enterprise development; and
•
Social and institutional development, including in labour-
sending areas as well as host communities.
We are in the process of identifying specific projects which will deliver against the model. Work will continue in 2012 on engaging partners and jointly defining project objectives
and outcomes.
Country focus – South Africa
continued
The elements must be
congruent and balanced
for healthy, safe, educated,
economically active
communities
Land and evironment
Usage, ownership, development, control,
environmental sustainability
The geographic area is
utilised effectively
Institutional
Governance, legal systems, security,
policing, utilities management
There is a respected
governance framework
Economic
Employment, equity, ownership, capability,
procurement, entrepreneurs, opportunity
There are financial liquidity
and employment opportunities
Infrastructure
Infrastructure development
is sufficient
Built environment, transport networks,
utilities supply, housing and shelter
Social
People are healthy
and educated
Health and welfare, education, equality,
child care, aged care, maternal care, religion
Socio-economic development approach in AngloGold Ashanti’s South Africa region

P

Artisanal and small-scale mining (ASM)
AngloGold Ashanti Sustainability Report 2011
Artisanal and small-scale mining (ASM)
ASM world map
*
Artisanal gold production
by country
(estimated tonnes per annum)
20-50 tonnes
6-10 tonnes
below 6 tonnes
all other
AngloGold Ashanti operations
AngloGold Ashanti exploration projects
* Source: World Gold Council
■
■
■
■
■
■
■
■
■
■
■
▼
▼
▼
▼
During our discussions with the sustainability review panel in
September 2011, it was suggested that there would be
particular value in focusing on the interrelationships between three macro (although by no means universal) trends, at a
company level and internationally, these areas being:
•
the growing challenge of unemployment, inequity and
poverty;
•
the rise of resource nationalism, not just in South Africa, but internationally; and
•
the growth of artisanal mining, both locally routed and more increasingly with international value chains.
In this section we describe the company’s approach to ASM
although we recognise that it is linked to unemployment,
inequity, poverty and resource nationalism.
ASM is a centuries old activity. However the management of
this issue, particularly in relationship to large-scale mining
(LSM) is relatively new and rapidly evolving. The context in which ASM operates (and becomes legal or illegal) is in flux, is regulated by national governments and requires continuous
refinement. LSM operators are still dealing with the complexity of the issues. Debate is open on how to craft a solution that
A
AGENDA

P

Introduction
Context and strategy
Global priorities and progress
Review processes
Artisanal and small-scale mining (ASM)
continued
Artisanal and small-scale mining
“
Challenges faced by ASM in Africa…
include inadequate policy and regulatory
frameworks; limited technical capacity and
access to appropriate technology (and
consequent environmental degradation);
lack of finance; inadequate access to
exploration and mining areas; difficulties in
accessing the market; issues associated
with conflict minerals; and women and
child labour concerns. The opportunity for
ASM to be transformed into a tool for
sustainable development, particularly in
rural areas, can thus be realised only if
these challenges are met holistically.
”
Minerals and Africa’s Development. The International Study Group
Report on Africa’s Mineral Regimes, commissioned by the African Union
The El Retiro Mill in Gramalote, Colombia has
been in operation for approximately 150 years.
involves government partnership, community engagement,
land negotiations as well as specific community interventions including environmental improvements and the formalisation of
ASM activity.
The definition of ASM includes the separate categories of
artisanal and small-scale mining and is distinct from illegal activity, which includes theft and shrinkage. ASM provides a livelihood for many people but at the same time is associated with a number of negative impacts, including environmental
degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of
conflict. Frequently, impacts arising from ASM are attributed to
LSM, or it is assumed that artisanally-mined gold is channelled through LSM operators, even though ASM and LSM have
distinct supply chains with different characteristics.
The company is seeking to address ASM on two levels:
globally, at a strategic level that seeks to identify and develop best practice, and locally, at an operational level, tailoring solutions that respond to the situation on the ground.
AngloGold Ashanti operates in seven of the top 15 artisanal
gold-producing countries. It therefore participates in
developing effective mechanisms for understanding and
managing ASM with support from the International Council on
Mining and Metals (ICMM), the World Gold Council and the
World Bank, which includes a renewed initiative on the
Communities and Small-scale Mining (CASM) initiative of the
World Bank. Each country and region has a different context
and therefore a single solution is not evident. A global
guideline and framework is however required to guide and
develop local strategies and AngloGold Ashanti will work with industry participants and relevant international agencies to progress this in 2012, including through collaborative
initiatives in Ghana and Tanzania. The first step in these
initiatives will be to undertake a stakeholder mapping
exercise to identify ASM representatives with whom
engagement can take place. Guidance can then be
developed on the basis of this engagement.
Our management focus is, therefore, in the following areas:
•
Ensuring compliance with the Dodd-Frank Act and responsible
gold standards under development;

•
Working to actively engage artisanal and small-scale miners
at each of our affected sites to ensure peaceful co-existence with ASM participants that contributes to the long-term
development of the areas;
•
Putting in place a framework to guide and assist operations
in addressing the complexity of ASM;
•
Actively participating and leading global partners in
addressing the complexity of ASM; and
•
Creating in-country and cross-country collaboration, where
applicable, across our operating portfolio.
SR

P

AngloGold Ashanti Sustainability Report 2011
Security strategy
Security strategy
In 2011, we put in place a revised strategy targeting security based on good community relationships. We did this in
response to:
•
A growing recognition that good community relationships
built on trust will have a positive impact on security; and
•
An increase in the number and severity of security incidents at our operations, as a result of both increased illegal and artisanal mining and an increase in the level of organisation and funding of criminal activity around our operations,
spurred on by an escalating gold price.
The most significant security challenges that we face occur in areas where there is endemic poverty and high levels of
unemployment with few opportunities for alternative
livelihoods. Effective strategies for community engagement
and local economic development to create alternative
livelihoods are therefore essential and will be put into practice along with the revised security strategy described in the
diagram below.
Our focus in 2011 was on completing implementation of
AngloGold Ashanti’s global security framework, which began in
2009 and has been rolled out to all of our operations, and on strengthening the integrity and credibility of security
management processes. This work will be continued into 2012
and represents the first phase of our strategy.
In the second phase of the strategy, which will take us until approximately 2015, we will focus on a five-point plan as a
foundation for long-term improvement. The five issues that
have been identified are:
Removing people from risk
Reducing the potential for conflict is paramount to prevent
injuries to employees, security personnel and community
members. In 2011, 49 injuries to security personnel occurred, and three fatalities and nine injuries among community
members. The continuing occurrence of these fatalities and
injuries is an area of major concern.
AngloGold Ashanti’s security strategy
Community-enhanced security
(3
rd
ring of security)
Protection of people and facilities
(Perimeter and access control)
Securing of product
(Asset protection)
Remove people from
risk and reduce
potential for conflict
(Technology vs. manpower)
(Skilled and equipped reaction teams)
(Role
of
public
security)
(Role
of
communities)
COMMUNITY-ENHANCED

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Security strategy
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
AngloGold Ashanti’s, Cesar Colmenares liaises
with government forces regarding the
protection of our company’s exploration project
at Gramalote, Colombia
Defining the role of communities in
complementing security initiatives
This will be a key driver for success going forward and the only sustainable way of ensuring acceptable security practices in the future. All relevant stakeholders will be engaged in developing solutions to promote community-enhanced security.
Partnering more effectively with public
security providers
This is to complement the reach and effectiveness of our own security measures. The use of military force remains a last
resort. However in Colombia, Ghana, the DRC and Guinea,
risk assessments categorise threats as high enough to require the inclusion of public security forces on a near-permanent
basis. These are usually national police and/or military units, that provide additional security in accordance with specific agreements with the competent authorities or at the
authorities’ own initiative. These will be phased out if the threat and risk diminishes through stronger community-enhanced
policing initiatives.
The role of public security in our areas of operation is to
maintain law and order. Defining this role in a way which
complements our security efforts and ensures respect for the human rights of all parties will be a key focus area going
forward. As part of this effort, we have been working to review contracts with private and public security services to
standardise contract requirements by mid 2012.
Technology and manpower
Improving our use of technology to reduce physical numbers
of security personnel potentially at risk in line with current security management practices. A significant number of
security personnel are currently employed (constituting
about 6% of our total workforce) and we aim to reduce the
number of individuals exposed to risk by implementing
technology-driven security management practices.
Using highly-trained, skilled and equipped
rapid reaction teams
This is used to defuse potential security incidents before they escalate. Four incidents of protest action were reported at our operations in 2011 and we believe that our ability to respond to these incidents will be improved with the involvement of
specialist teams. Our capacity to respond appropriately to
incidents in the field will also be improved through real time reports and electronic alarms.

Injuries to security personnel as a
result of security interventions
07
08
09
10
11
NR
NR = not reported. AngloGold Ashanti became a signatory to the
VPSHR in 2007 and recorded security data consistently from 2008
12
11
44
49
P
39
AngloGold Ashanti Sustainability Report 2011
Security strategy
In the third phase, from 2015 onwards, our aim is that security management will play a more strategic role in our business, with community partnerships enhancing our security and enabling
security management practices that are fully supported by
communities, public security and host governments. In our
context, this approach will represent leading practice and will provide a significant contribution to the stability and security of employees, communities and operations.
In conjunction with this strategy, we are working to improve communication processes around incidents. Incidents are
reviewed to establish what lessons can be learnt and
knowledge is shared through regular meetings of global,
regional and operational security managers. Regular
interactions take place between security and community
relations personnel and we have also introduced the practice of including community, safety and other relevant experts in on-site investigations of security incidents.
We are also in the process of integrating our global security framework and management practices within all our
exploration activities as part of the overall due diligence of new and existing exploration sites.
As previously noted, we recorded an increase in the number and severity of security incidents in 2011, due in part to a greater level of organisation among criminal elements and syndicates in our areas of operation, as well as an increase in artisanal and small-
scale mining (ASM) and illegal mining activity, spurred on by higher gold prices. Implementation of the revised security
strategy described above is essential in stemming and reversing this trend.
Regrettably, nine injuries and three fatalities among third parties occurred during the year as a result of security incidents.
Injuries to third parties as a result
of security interventions
07
08
09
10
11
NR
NR = not reported. AngloGold Ashanti became a signatory to the
VPSHR in 2007 and recorded security data consistently from 2008
4
3
5
9
Fatalities among third parties as a
result of security interventions
07
08
09
10
11
NR
NR = not reported. AngloGold Ashanti became a signatory to the
VPSHR in 2007 and recorded security data consistently from 2008
0
2
0
3
The number of injuries remains low relative to the increase in security interventions required to ensure the protection of
assets and personnel.
We have, however, experienced an increase in injuries to
security personnel. As referenced previously, AngloGold
Ashanti’s security is provided by internal security personnel and private security companies. In Colombia, Ghana, the DRC
and Guinea, these are assisted by public security forces. The graph below covers all three of these categories.
The fatalities graphed on the following page typically result from artisanal mining activity, where this is carried out on company property. As artisanal miners operate independently
of the company, we cannot regulate this activity. We have
however attempted to reduce the number of injuries and
fatalities that occur by restricting access to areas of our
concessions where we are actively mining and which may be
dangerous to artisanal miners or to the public in general.
Although we believe that not all injuries and fatalities are

P

Security strategy
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
reported to us, we have seen a decrease in the recorded
numbers of fatalities and we believe that more effective
security management practices have played a significant role in achieving this.
In our 2010 report, we also committed to:
•
A review of all public and private security services contracts by 2011. This has been progressed and will be completed in
mid-2012; and
•
Implementing the global security framework by the end of
2011, which has been achieved. Compliance assessments
will be conducted at our operations in 2012. As described
above, a revised security strategy has also been developed in response to the increase in the number and severity of
security incidents and is in the process of being implemented.
Compliance with the VPSHR
Implementation of the VPSHR has been an integral part of
our security management programme since the introduction
of our global security framework in 2009. AngloGold Ashanti
compiles a detailed annual report on progress in the
application of the voluntary principles which is published on our website at www.anglogoldashanti.com/sustainability.
The VPSHR are a set of non-binding principles developed in
2000 to provide guidance to businesses on meeting security
needs whilst maintaining respect for human rights and
fundamental freedoms.
Extensive training of both AngloGold Ashanti security
personnel, public and private security suppliers is carried out on the voluntary principles. In 2011, 97% of our security
personnel received training. Training is conducted according to a standard briefing developed by AngloGold Ashanti and
updated as necessary to take account of changes in factors
affecting our security situation.
A priority for the coming year is to review and improve the
quality of this training. In Colombia, the company has engaged an NGO, International Alert, to provide an independent
assessment of the company’s progress in implementation of
the VPSHR, which will also focus on training. We will receive the results of this assessment at the end of March 2012 and
we will start actioning recommendations from the second
quarter, to aid development of formal strategies and goals in this area.
Businesses participating in the VPSHR are in the process of
developing and adopting a standard set of key performance
indicators, which we fully support and will incorporate into our management practices.
Third party fatalities (not due to
security interventions)
07
08
09
10
11
NR
NR = not reported. AngloGold Ashanti became a signatory to the
VPSHR in 2007 and recorded security data consistently from 2008
28
12
6
4

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Operating with respect for human rights
AngloGold Ashanti Sustainability Report 2011
Operating with respect for human rights
In order to align our actions with our core business strategy of
‘People are the Business’, we are in the process of establishing operational systems to enable AngloGold Ashanti to meet its
responsibility to respect all human rights in line with its vision, mission, values and strategies, and to ensure alignment with the United Nations Guiding Principles for Business and Human
Rights (UN Guiding Principles) as adopted by the United
Nation’s Human Rights Council in June 2011. This formally
commits us to complying with applicable laws and respecting
internationally recognised human rights, even when national
laws or their application fall short of protecting these rights. In our 2010 report, we recorded our intention to develop a group-
wide human rights policy, framework and procedures in
alignment with the UN Guiding Principles.
A human rights project team was formed to take this work
forward, including external specialist support. During the
year, a multi-disciplinary internal working group was also
established to support the integration of human rights into
AngloGold Ashanti’s systems and processes, in line with the
UN Guiding Principles and the work of the human rights
project team.
Assessing gaps in existing systems
Within the group, human rights challenges are already
addressed to some extent through a range of standards and
policies in the disciplines of health, safety, community,
environment, human resources and security. The project work
in 2011 initiated a detailed gap assessment of existing policies and systems to be used as the basis for supplementing these
policies and systems or, where necessary, creating new ones.
In addition, the project team interacted with a cross section of relevant personnel in the company to understand gaps
between the content of systems and their implementation and
challenges in the corporate culture.
The work of the project team and the internal working group
found that gaps and deficits in existing systems should be
appropriately addressed through a human rights framework.
The company is in the process of developing that framework,
which includes an explicit human rights policy statement,
provides a structure for embedding human rights into existing company processes, enabling systems for ongoing human
rights due diligence at all operations, effective grievance
mechanisms at all operations and systems for methodically
monitoring the human rights performance of business partners, including suppliers.
Steps to improve performance
Our goal is to apply ongoing human rights due diligence to all operations, as stipulated by the UN Guiding Principles.
A key component of the UN Guiding Principles is to establish grievance mechanisms to ensure that those adversely
impacted by our activities have the opportunity to express
grievances, have their grievances examined and, as
appropriate, addressed. Putting in place an effective grievance mechanism system for each operation is therefore a priority in our work ahead. AngloGold Ashanti is participating in a pilot project in the DRC, under the auspices of the International
Council on Mining and Metals (ICMM), to develop and
implement a draft community grievance mechanism piloting
our draft standard on complaint and grievance mechanisms.
Design of the grievance mechanism should be completed by
the end of 2012.
The group also recognises its responsibility to seek to prevent or mitigate adverse human rights impacts where they are
directly linked to our activities through our business
relationships with subsidiaries, joint venture partners and
suppliers. In this regard, our procurement department is
putting in place systems which will enable it to undertake
human rights due diligence of AngloGold Ashanti’s supply
chain. Substantial work is required to develop these systems, starting with the implementation of a process for risk
assessment to identify sectors and geographical regions
where there is a need for detailed screening and potentially the audit of human rights performance.
We also continue to implement our global security framework
based on embedding the Voluntary Principles on Security and
Human Rights (VPSHR) into our security management
practices. This is covered in greater detail in our discussion on security management.
pages 37 to 40
SR
RELEVANT
TO OUR CONTEXT

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Safety and health
Introduction
Context and strategy
Global priorities and progress
Review processes
The safety and health of our employees are among our most
important business considerations and we are committed to
creating the safest possible working environment for
employees, in line with our core business strategy. We have
made significant progress in improving safety and health
performance since 2008. We aim to continue these
improvements in line with our long-term goal of operating a
business free of occupational injury and illness and our five-
year objective of reducing our all injury frequency rate (AIFR) to less than nine per million hours worked.
AIFR is the total number of injuries per million hours worked, including fatalities. We use it as a key measurement of
performance because it is consistent with our long-term goal of eliminating all occupational injuries.
Included in these figures is a reduction of occupational
fatalities by 56% since 2007 and fatality rates by 57% over
the same period.
Regrettably, however, we continue to experience fatalities
at our operations. We record with sadness the loss of
15 colleagues in operational accidents in 2011.
OCCUPATIONAL INJURIES
In Memoriam
At Great Noligwa in South Africa
Mr Petrose Mohapi on 10 January
At the South African regional services
Mr Michael Khabo on 2 February
At Mponeng in South Africa
Mr Lance Phiri on 27 May
Mr Thinavhiyo Amos Malitsha on 11 August
At Moab Khotsong in South Africa
Mr Mohale Ignatius Selepe on 18 August
At Kopanang in South Africa
Mr Wikus Pretorius on 31 August
Mr Bheki Eric Gama on 10 October
Mr Francisco Cuamba Bata on 30 November
Mr Vikizitha Gama on 3 December
At Obuasi in Ghana
Mr Owusu Afriyie Osei on 4 February
Mr Clement Barkson on 3 November
Mr Thomas Donsung on 11 December
At the greenfields exploration site in Eritrea
Mr Daniel Tekle on 19 June
At the Cuiabá mine in Brazil
Mr Rodrigo de Paiva on 27 June
At Gramalote in Colombia
Mr Juan Ferney Cardona Hincapie on 21 November
07
08
09
AIFR – group
10
11
20.95
16.66
12.88
11.50
9.76
07
08
09
Fatalities – group
10
11
34
14
15
15
15

P
43 AngloGold Ashanti Sustainability Report 2011
Safety and health
Safety transformation
The foundation for continued improvement in safety
performance will be the ongoing implementation of safety
transformation into our operating system. Design and
implementation of the safety transformation programme with
this objective has been underway since mid-2008 and deals
with the concepts of physical risk (injuries), health (illnesses)
and wellbeing. Safety transformation recognises that a safe
and healthy business is a more productive one, but more
importantly, safety transformation is about valuing people and ensuring that we place priority on people’s lives, physical
security, health and wellbeing.
Achieving our safety goals requires a maturation of our safety culture, where tone and direction are set by leaders who
engage and motivate people to give their best, and who shape organisational and safety systems which enhance the ability of employees to manage risk effectively.
Strategic focus areas
We have identified three strategic themes for safety
transformation – engaging people, building the right systems and managing risks effectively. These are translated into action through the safety framework (in this context safety includes both safety and health considerations).
The framework clarifies the relationship between policy,
strategies, standards, guidelines, procedures, regional and
operational approaches and the monitoring and measuring of
performance as we strive to achieve continuous improvement
in performance.
The rationale for our approach is based on our understanding of how various industries have evolved through embracing
safety as a business value. In their evolution, they went through four clear stages of leadership – positioning safety as a
Setting expectations and
building strategies
AngloGold Ashanti’s safety framework
Integrating strategies into the
business and executing
Evaluating performance
Corporate level
Regional level
Operational level
Vision
Policy and principles
Strategies
Global standards
Group procedures
Review standards,
procedures and
guidelines
Measure
performance
against standards
Guidelines
Integration into
operating system
Operational safety and
health plans and procedures
Review site plans
and procedures
Regional safety and health
strategies with continuous
improvement

P

Safety and health
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
business imperative, managing processes to reduce variability and deliver consistent performance, re-engineering processes to find better and safer ways to do work and introducing
technical innovations to remove people from risk.
This is the path which AngloGold Ashanti seeks to pursue,
and is consistent with the Project ONE organisational
change initiative.
In our 2010 report, we noted that we would continue
implementation of safety transformation through:
•
Completion of guidelines by mid-2011 to support roll out of
the global safety standards;
•
Implementation of a new model and process for accident
investigation;
•
A review of organisational safety capabilities; and
•
Development of operational safety plans to business unit
teams.
We made progress against these objectives in 2011 by:
•
Finalising our global safety policy and safety standards;
•
Completing several of the guidelines supporting the
standards;
•
Completing safety strategies for all of AngloGold Ashanti’s
operating regions, and commencing roll out of these
strategies to the various operations; and
•
Developing and deploying globally a new incident
investigation process based on a model widely regarded as
best practice in various industries. The objective of this
system is to enable the organisation to learn from incidents and manage them more proactively. The system includes
At Cerro Vanguardia, in Argentina, this safety capsule has been introduced to use in the case of disaster. The unit is stocked with long life water, food and oxygen. It also has a communication and air link to the surface

P
45 AngloGold Ashanti Sustainability Report 2011
Safety and health
modules relating to incident investigation and analysis.
Revised incident investigation procedures have been put in
place reflecting our view that incidents generally have
multiple and sometimes complex contributing factors at an
individual, workplace and organisational level.
To support the roll out of safety and health strategies,
operations were also provided with defined safety technical
training which incorporates the new approaches and clarifies their context and application.
Ongoing work includes the development of the remaining
guidelines, and the development of a performance
monitoring, review and assurance system, as outlined in the
safety framework.
Health
In the area of health, we continue to manage several key areas of risk, including:
•
Occupational health exposures, particularly occupational
lung disease (OLD), primarily silicosis and occupational
tuberculosis at our South African operations; and noise-
induced hearing loss (NIHL).
•
HIV/AIDS, particularly in the South Africa region.
•
Malaria, in certain areas of our Continental Africa region.
We are working towards the following objectives:
•
Continuous progress towards the industry milestone of no
new cases of silicosis among previously unexposed
employees at South African operations (2008 onwards) after
December 2013.
•
In South Africa, maintaining occupational tuberculosis (TB)
incidence at below 2.25% among South African employees
and reducing it to below 1.5% by 2029. Successfully curing
85% of new cases.
•
Meeting the industry milestone of no deterioration in
hearing greater than 10%, from a 2008 baseline, among
occupationally-exposed individuals at South African
operations.
•
Rolling out integrated malaria programmes, based on the
highly-successful model implemented at Obuasi in Ghana;
at operations in Mali, Tanzania and Guinea.
These targets relate primarily to the South Africa and
Continental Africa regions of the company and progress
against them is set out in the sections that follow.
There were no reported incidences of occupational disease in the Americas region in 2011, and occupational health
surveillance programmes are in place at all operations. The
development of occupational health surveillance systems in
Colombia was undertaken in the fourth quarter of 2011, and a baseline health survey has been scheduled as part of the La
Colosa plan.
No occupational health issues arose in the Australian region in
2011. Noise and dust monitoring programmes are maintained
as per statutory requirements. The key focus on health
management is around lifestyle health management and ‘fit for work’ strategies.
Occupational health exposures
The reduction of silicosis requires active dust management
strategies in underground operations, particularly in South
Africa where the number of cases reported each year remains
high (263 in 2011). We have reduced dust exposure
consistently since 2006 and maintain higher sampling rates
than those prescribed by legislation. In 2011, we progressed two major initiatives designed to reduce dust exposure, the
introduction of centralised blasting at our Vaal River operations and the introduction of sidewall treatment for dust (an
extension of existing footwall treatment measures).
Centralised blasting is due to commence at the end of the first quarter of 2012 and will be in place at all of our Vaal River operations by mid-2012. Sidewall treatment technology is
being piloted and, if successful, will be rolled out from 2012.
Ongoing execution of dust management strategies has
resulted in a significant reduction in respirable crystalline silica, with 0.74% of samples exceeding the Occupational
Exposure Limit (OEL) of 0.1mg/m
3
, well below the industry
target of 5%.
“
WMRS (the incident management
system) has turned out to be a very useful
system for incident recording. It is a
programme that fosters heightened hazard
awareness and provides management a
tool to record observations and monitor
their progress toward resolution.
”
Larry Snyder, Safety Manager at CC&V mine

It has also contributed to a 43% reduction in silicosis cases, from 459 cases submitted to the Medical Board for
Occupational Diseases of South Africa (MBOD) in 2010 to 263
in 2011.
It is still too early to assess progress against the industry milestone of no new cases of silicosis among employees at
South African operations by 2013 (among individuals
unexposed prior to 2008). No cases of silicosis have been
reported among this group to date. However, the latency
period of the disease is typically 10-15 years.
In previous reporting, including in our 2010 Sustainability
Report, we referred to the legal action instituted against
AngloGold Ashanti in 2006 by a former employee, Mr Thembikile
Mankayi, claiming damages allegedly suffered as a result
of silicosis.
The case was heard in the High Court of South Africa in June
2008, and an appeal heard in the Supreme Court of Appeal in
2010. In both instances, judgement was awarded in favour of
AngloGold Ashanti on the basis that an employer is
indemnified against such a claim under existing legislation.
A further appeal lodged by Mr Mankayi was heard in the
Constitutional Court in 2010 and judgement handed down on
3 March 2011. The Constitutional Court held that the relevant section of the legislation does not indemnify the employer
against such claims.
Mr Mankayi passed away prior to the Constitutional Court
appeal. His executor may proceed with his case in the High
Court, which will require, among others, providing evidence
that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The company will defend the case and any subsequent claims
on their merits.
Linked to both silica dust exposure and the HIV/AIDS
epidemic, occupational tuberculosis remains a significant
threat. However health programmes in place have delivered
good results, including a 31% reduction of rates over 2010,
and a 50% reduction from 2004 levels. The incidence of
occupational tuberculosis (TB) among employees in South
Africa in 2011, at 1.8%, was below the 2015 target of 2.25%, a result of sustained dust control measures, HIV testing and counselling programmes and antiretroviral therapy (ART).
Monitoring and early treatment of TB have also been
improved with the introduction of mobile x-ray screening at
South African operations. Cure rates are currently in excess of 90% against our target of 85%.
We continue efforts to combat NIHL. In 2011, initiatives in
South Africa focused on the silencing of equipment and the
use of moulded hearing protection devices. The incidence of
NIHL remained unchanged over 2010, with a marginal
increase in the number of cases, from 64 in 2010 to 69 in
2011. It is still too early to assess progress against the industry milestones. However, we anticipate being able to do so in our
2012 report.
In Obuasi, in Ghana, a review of the hearing conservation
programme has been undertaken and the measures outlined
below have been put in place:
•
Substitution of equipment, primarily drills used in
development areas underground. As part of the equipment
replacement strategy, equipment conforming to the
Continental Africa region standards will be purchased.
•
Engineering controls: all ventilation fans in critical areas contributing to the noise load have been identified and are
being silenced. As at 31 December 2011, 75% of old fans
had been fitted with silencers.
•
Administrative Controls: awareness creation started
immediately after baseline monitoring. Daily safety talks and
‘back from leave inductions’ are being used extensively in
awareness creation.
•
Personal Protective Equipment: hearing protection
devices (HPD) have been standardised. Improved
information, education and communication sessions have
led to an improvement in HPD consumption of over 245%
between 2010 and 2011.
HIV/AIDS
Our fundamental strategy in combating HIV/AIDS among
employees in our South Africa region continues to yield
encouraging results. We have maintained communications
and awareness programmes as well as voluntary counselling
and testing (VCT) initiatives and provide wellness programmes to affected employees and antiretroviral therapy (ART) to
employees for whom this treatment is clinically indicated.
We are moving towards an integrated approach to the
management of HIV/AIDS and tuberculosis, in line with
public health strategy in South Africa. At the West Wits
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46
Safety and health
continued
Introduction
Context and strategy
Global priorities and progress
Review processes

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operations, for example, we relocated HIV/AIDS and
tuberculosis clinics to a single site in 2011, facilitating
access to both by affected employees.
At the end of 2011, 4,506 employees were attending wellness
clinics at our South African operations and 2,378 employees
were receiving ART. The incidence of aids-defining illnesses has decreased significantly since the introduction of ART
treatment. It now stands at 0.66 cases per 1,000 employees,
in comparison to 5.1 cases per 1,000 employees in 2004.
ART programmes were first rolled out at AngloGold Ashanti
operations in 2003.
Malaria
The Obuasi Malaria Control Programme remains highly
successful and has achieved a sustained reduction in the
malaria incidence. 1,084 cases were recorded at Obuasi in
2011, a reduction of 18% from 2010.
In 2009, AngloGold Ashanti was nominated as the principal
recipient of a grant of $138m from the Global Fund to Fight
AIDS, Tuberculosis and Malaria. The project will cover
40 districts in Ghana and will be based on the integrated
malaria control model implemented at Obuasi. Work on the
project began in July 2011, following successful resolution with the Ghanaian authorities of taxation issues relating to the grant.
Spraying began in January 2012.
In 2011, we worked towards the objective of rolling out the
highly-successful model implemented at Obuasi to other
affected sites in our Continental Africa region. Malaria control programmes at these sites were reviewed as part of
regional health services assessments, to provide the
information required to support a more systematic approach
to the roll-out.
Our sites in Mali were the first sites to implement the
recommendations of the review. A malaria vector study was
undertaken at the Sadiola and Yatela mines in Mali during
2011 and the team from Obuasi in Ghana scrutinised the
results to assist the site in developing programmes further.
In 2012 we will be working on establishing targets on malaria at affected operations.
We also undertook a mosquito resistance survey at our
exploration site in Mongbwalu in the DRC as part of health
baseline studies at that site and to inform decisions on the types of insecticides to be used in indoor residual spraying.
AngloGold Ashanti Sustainability Report 2011
Environmental and natural resource management
The ‘Centro de Referencia’ at AGA Mineração in Brazil specialises in the treatment of silicosis. Silicosis has now been eliminated at our operations in Brazil. However, former employees who are affected are treated at the clinic

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Environmental and natural
resource management
Introduction
Context and strategy
Global priorities and progress
Review processes
FOR
BETTER PERFORMANCE
07
08
09
Number of reportable
environmental incidents
10
11
49
55
51
27
27
Over the past two years, strategies relating to environmental management have focused on continuous improvement in
environmental performance, linked to achieving the business
target of reducing reportable incidents (as defined in our
management standard) from a 2008 baseline by 60% by 2013.
Substantial progress has been made in meeting this target. In
2011, 27 reportable incidents were recorded, a reduction of
51% from the 2008 baseline. A new stretch target was
adopted during 2011 of reducing reportable environmental
incidents by 30% by 2015 from a 2010 baseline.
Implementation of a group-wide programme initiated in 2009
led to the development of standards in several key areas of
environmental management. As previously reported, standards
agreed in 2009 relate to:
•
Air quality;
•
Chemicals;
•
Closure and rehabilitation;
•
Incident reporting;
•
Land use;
•
Waste; and
•
Water.
The standards are available on our website at www.anglogold-
ashanti.com/sustainability.
These standards have largely been implemented at all
operations and a cycle of review and evaluation of compliance is underway.
Assurance processes, which included regular site
assessments through the Community and Environment
Review Programme (CERP), were strengthened in 2011 with
the development of an incident review panel to analyse the
management of environmental, community, security and safety
incidents, identify potential lessons learnt and prevent
recurrence of similar incidents elsewhere in the group. Risk areas have been identified through the incident review panel and these were communicated to the various regional
executives and business units to address. An internal
sustainability audit committee was also established to review audit reports and to track and address risks raised during site audit visits.
In this report, we cover several areas of environmental and
natural resource management in more detail:
•
Water management;
•
Climate change;
•
Energy consumption;
•
Cyanide use;
•
Waste management;
•
Dust control; and
•
Biodiversity.
Water performance
Water is a key input for the mining industry. The management of water supply and quality are key concerns both for the business and its stakeholders. Failure to manage this issue can impact on gold production, as well as the health and safety of neighbouring communities and their ability to generate income through other livelihoods such as agriculture. It is a key area of interface with

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host communities as there is immediate public experience in the event of incidents of water pollution or shortage, which in
extreme cases can lead to community protest, regulatory
sanctions and ultimately the withdrawal of community and
government support for our operations.
Legal compliance in all aspects of water management is the
minimum requirement for operating. Where feasible, we
operate a ‘closed loop’ system, recycling all of the water used in our operations without discharging it to the environment.
This reduces our environmental impact, enabling us to reduce both water consumption and the potential for water
contamination. It also assists in containing costs. In some
areas, however, such as Ghana, high levels of rainfall and
surface water runoff mean that a closed system is not feasible and that discharges must take place. In this situation, we need to ensure that we have the systems in place to manage
discharges to at least meet minimum discharge standards.
Significant improvements were made in 2011 in managing
water quality in South Africa and Ghana which remain our
areas of highest risk and these are detailed in the regional summaries.
pages 20 to 23
In our 2010 report, we set ourselves the targets of:
•
developing site-based targets and action plans from 2012
onwards;
•
continuing to refine key performance indicators,
performance measurement and reporting in 2011; and
•
quantifying the water benefits of business improvement
initiatives.
So, focus in 2011 was on improving water efficiency at all of our operations. In particular, we developed an approach to
integrated water management which is currently being piloted in South Africa. The region was chosen as a pilot for this
project due to the complexity of the water circuit at our South
African operations, a result of multiple processing plants, deep underground shafts, multiple points for water discharge to the environment, differing requirements for process and potable
water quality, differing geology and climate patterns, water storage and evaporation challenges.
In 2010, we also stated our objective of improving water
security at our operations by:
•
finalising high-level reviews of water security arrangements in 2011;
•
commencing the development of site-based water security
strategies for life of mine; and
•
embedding integrated water management at all sites,
and recognising the value of managing water
performance across entire site operations in a planned
and coordinated manner.
SR
AngloGold Ashanti Sustainability Report 2011
Environmental and natural resource management
A new water treatment plant is in place at Iduapriem, in Ghana. It uses reverse osmosis to convert used process water from the plant into safe water which is discharged back into the river system near the mine.
The process primarily removes the arsenic from the water

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Environmental and natural
resource management
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
A renewed emphasis on minimising raw water intake from the
environment and securing water supplies for the future is a key feature of our global water strategy. Specific site-based water security strategies are to be developed as soon as possible.
A global strategy for building water security was drafted in
2011. Because this strategy is complex and wide reaching and requires corporate support, roll-out will occur progressively from 2012. While agreement on our global ambitions is still
being sought, this strategy focuses on reducing raw water
consumption, continuous improvement in integrated water
management practice, progressively addressing discharge
water quality legacy issues and enhanced transparency in
monitoring and reporting.
Climate change
At the United Nations conference on climate change in
Durban, South Africa, in December 2011, the parties to the
conference agreed to a number of actions at an international level to mitigate the impacts of climate change, which remains an issue of global importance.
Potential physical risks to our operations as a result of climate change include changes in rainfall rates or reduced water
availability, higher temperatures and extreme weather events.
In addition, the communities around our mines could be
exposed to an increased risk of food insecurity, water scarcity and adverse health impacts. At site level, we need to interpret the potential impact of climate change and develop practical action plans, which may include operational changes or capital improvements. This includes consideration of engineering and operational issues as well as the potential impact of climate change on employees and host communities.
In order to reduce our generation of greenhouse gases, the
installation of low-carbon electricity generation capacity
(hydropower) and energy-efficient technologies, such as
efficient compressed air systems, are under consideration in the DRC and South Africa. If projects meet the international criteria, carbon credits will be generated and traded. Projects were completed in South Africa to install heat pumps at high-
density residences and improve the energy efficiency of our
compressed air systems. It may be possible to earn carbon
credits from the savings achieved.
Legislation on carbon pricing was passed in Australia in 2011 and is under consideration in South Africa and Brazil.
Depending on the final outcome, the legislation could have a financial impact on our operations. In each country, AngloGold
Ashanti is proactively engaging with government in order to
find a balance between effectiveness in addressing climate
change and adverse impacts on the economy and business.
Because we export almost all of our products and as our
prices are not set by the company but on international
commodity exchanges, the company is potentially exposed if
some countries impose a price on carbon (for example through a carbon tax) while others do not.
In our 2010 report, we committed to specifying life-of-mine
climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk. This work remains to be done in 2012.
Energy performance
We are a major consumer of electricity and fuels, which
represent the source of all but a small portion of our
greenhouse gas emissions. These energy sources are scarce
and increasingly costly. Reducing our energy footprint would mean lower impact on climate change from our operations and
reduced costs.
Our declining production resulted in a decrease of energy
efficiency of 4% in 2011 to 6.7GJ per ounce of gold produced.
Our energy consumption has remained stable at 30.5 million
GJ in 2011, largely as a result of improvements in energy
efficiency at our South African operations. Our absolute
emissions reduced by just over 6% in 2011 to 4.5Mt CO 2e,
largely a consequence of the changing generation source mix
for electricity provided to our South African operations from the national grid. Traditional mining methods are typically more energy intensive with mine depth, complexity and haulage
distances increasing over time as mining operations mature.
Because of the scale of this challenge, it has been set
as a specific third stage focus of our South Africa region
Technology and Innovation Consortium, details of which
are included in the South Africa country focus.
pages 33
to 34
SR

Energy consumption by region
(Million GJ)
South Africa
38%
Continental Africa
38%
Americas
17%
Australasia
7%
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51
With 38% of our global energy consumption and 68% of
our global greenhouse gas emissions in 2011, our South Africa region also piloted our approach to incorporation of energy
management and associated reporting requirements into our
global operating model, the Business Process Framework.
In 2011, AngloGold Ashanti’s total energy costs were
20% (2010: 19%) of our operating cash costs and with
current trends, this is expected to increase. In future
business plans, site-based energy targets are to be included for all sites for the first time. In 2011, a global strategy was developed for building energy security. This strategy
promotes the adoption of clean energy alternatives and
energy efficient technologies and introduces more robust and transparent reporting requirements, so that we can better
understand and manage our energy-related opportunities
and risks. We are in the process of outlining the input
required to effect this strategy and expect that progressive rollout will occur from 2012.
In our 2010 report, we committed to:
•
Improving energy performance by:
•  developing site-based targets and action plans from 2012
onwards;
•  continuing to refine energy metrics, performance
measurement and reporting in 2011; and
•  quantifying the energy benefits of business improvement
initiatives. Focus on the final aspect of this target is
delayed pending successful implementation of the first
two aspects.
Our focus on improving energy performance at all of our
operations is increasing. Approaches to continuous improvement are being piloted in South Africa.
Also in 2010 we committed to:
•
Improving energy security by:
• finalising high-level reviews of site energy security
arrangements in 2011; and
• commencing the development of site-based energy
security strategies for life of mine.
A renewed emphasis on minimising energy consumption and
securing energy supplies for the future is a key feature of our global energy strategy, with site-based strategies to be
developed as soon as possible.
Cyanide use
The management and disposal of potentially hazardous
materials used in or generated as a result of gold production requires special attention. Our chemical and waste
management standards address the management of risks
arising from the use of hazardous materials and cover topics including waste avoidance, reduction, reuse, recycling,
treatment and disposal.
The use of cyanide by the gold mining industry has been a
significant source of stakeholder concern since its introduction and cyanide is carefully managed at AngloGold Ashanti
operations. We are a signatory to the International Cyanide
Management Code which supports the responsible use,
transportation and disposal of cyanide in gold mining,
enhances measures for the protection of human health, and
reduces the potential for environmental impacts.
As a signatory to the code, our operations are audited by
independent third parties to ensure compliance. The results of these audits are publicly available to inform stakeholders of the status of cyanide management practices at certified operations.
Currently 16 of the 19 operations using cyanide are certified as compliant to the cyanide code. In 2011, Cerro
Vanguardia, in Argentina, was certified as fully compliant.
The Great Noligwa and Savuka Gold Plants in South Africa
were recertified to the code, as certification is valid for three years. Operations still to complete cyanide code certification are the Geita mine in Tanzania and Obuasi and Iduapriem
in Ghana.
AngloGold Ashanti Sustainability Report 2011
Environmental and natural resource management

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Environmental and natural
resource management
continued
Introduction
Context and strategy
Global priorities and progress
Review processes
At Geita, in Tanzania, infrastructure work was completed to
meet the code requirements. However, during 2011 the
operation was unable to keep the residual cyanide levels on
its tailings facility consistently below the code’s threshold of
50 parts per million (ppm). Additional operational measures will be tested to meet the requirement.
In Ghana, infrastructure modifications are required for our two operations in that country to become compliant with the code.
At Iduapriem, a new facility for making up cyanide was
successfully commissioned during 2011 which reduces the
risk associated with the transport and handling of the material.
However residual levels of weak-acid dissociable (WAD)
cyanide on the tailings facility have not met cyanide code
certification requirements and an additional capital project, which includes the installation of cyanide destruction
technology, has been initiated and its commissioning is
expected in mid-2013.
At Obuasi, in Ghana, the capital project ($11.5m) to replace the cyanide handling facilities advanced through to detailed design, with its construction and commissioning planned for
completion in the fourth quarter of 2012.
The Córrego do Sítio II metallurgical plant in Brazil, which was acquired by AngloGold Ashanti with the São Bento operation
in 2008, will be recommissioned during 2012 and will
thereafter be included in the company’s cyanide code
certification programme.
All of these four sites expect to register with the International
Cyanide Management Institute (ICMI) during 2012 as facilities intending to seek certification, and will pursue certification within the three-year window period.
Waste management
We generate waste rock and tailings as a result of mining and mineral processing operations. Mine tailings are the process effluents generated once grinding and extraction of gold from the ore is completed. They are deposited as slurry in large
storage facilities specifically designed for this purpose.
During open-pit mining large volumes of soil and/or rock
(overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground orebodies. Overburden and waste rock
typically contain sub-economic levels of gold and are
deposited as large waste rock dumps.
The impact of failure of a tailings storage facility can be significant and we therefore monitor such facilities closely to ensure that their management is in accordance with commitments made
to local communities and national regulatory requirements.
We apply stricter internal controls to minimise the risk of failure and have an internal tailings management framework which is
applied at all of our operations.
Following the temporary closure of the mine in 2010,
construction of a new storage facility to cater for life-of-mine tailings deposition was completed at Iduapriem in Ghana,
in 2011.
Dust control
Our operations in Guinea, Mali, Namibia, Tanzania and South
Africa are situated in arid or semi-arid regions where the
management of dust generated by our activities is necessary.
To protect communities around these mines, water is used
to suppress dust from roads. Dust on tailings facilities is
controlled by using surface binding agents, water and
vegetation.
In late 2011, the implementation of the South Africa region
dust mitigation programme was accelerated following
increased dust levels measured at a community area situated
downwind of a tailings storage facility in the Vaal River area.
Extensive netting was installed on the facility to serve as
additional wind breaks and water spray suppression systems
will be installed on the tailings facility to further control dust during dry and windy periods.
Biodiversity
Mineral resources in traditional mining areas are becoming
depleted and, like many mining companies, we are
increasingly exploring or operating in remote or previously
undisturbed areas where biodiversity requires attention.
We must mine where the resource is located. However, the
presence of sensitive habitats or vulnerable species requires careful site evaluation and selection, thorough baseline studies and engagement with local communities to understand their
relationships with the environment and to take measures to
mitigate the impact of our operations.
In 2011, we continued to refine our draft biodiversity
management standard which will be applied to set an
internal standard and common performance expectations.
The standard will be finalised in 2012.

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Country focus – Colombia
AngloGold Ashanti Sustainability Report 2011
Country focus – Colombia
AngloGold Ashanti actively started exploration in Colombia in
2002. To date in excess of $255m has been invested in various greenfield exploration projects in the country, resulting in two major discoveries, at La Colosa in the Tolima province and
Gramalote in the Antioquia province. Both projects are now at the stage of advanced economic evaluation.
We recognise that there are opportunities for further
discoveries in adjoining regions. These are being advanced
using modern, non-invasive exploration techniques such as
the company applied in exploration at La Colosa and
Gramalote, in combination with proactive community
engagement strategies.
In Colombia, AngloGold Ashanti is operating in an environment where large-scale open cast mining has not yet been
developed in the gold sector. Debate is ongoing on the extent and nature of the country’s participation in the sector.
Opposition to mining activity, particularly in the Tolima province which hosts the La Colosa deposit, has centred on the
perception that large-scale mining activity will have a
detrimental impact on the region’s river systems. It is based on the claim that the project will use a significant amount of water and will contaminate river systems, impacting on the main
input for large-scale agriculture, which in the Tolima area is mostly rice production.
In addressing these concerns, there are other related issues that influence the quality and availability of water in the Tolima region, including:
•
The low level of development of infrastructure, including
sewage systems and water conveyance systems such as
aqueducts;
•
Environmental damage caused to areas adjacent to rivers;
and
•
The expansion of agriculture, which has resulted in
environmental impacts including the deforestation of
watersheds and the pollution of rivers. Some 87% of current
water consumption in the region is for agricultural purposes.
These issues occur independently of large-scale mining
activity, but nonetheless influence water quality and availability and are therefore relevant to the debate. Any systemic
approach has to consider these issues, as well as the
management of impacts relating to mining activity itself.
Given these sensitivities, AngloGold Ashanti has taken a
transparent approach to the discussion of water issues,
holding seminars, distributing written information on the
issue, and seeking out open dialogue with opposition groups.
The following principles have been adopted in the company’s
environmental management approach in Colombia:
•
Avoiding impacts on areas that are sensitive, valuable
or important;
•
Reducing impacts where they cannot be avoided;
•
Rehabilitation of any affected areas;
•
Offsetting residual impacts with compensation; and
•
Supporting volunteer projects to improve regional
environmental protection.
Colombia
Bogotá
Ibagué
Antioquia
Tolima
Gramalote
Cali
Quebradona
Rio Dulce
Anaima Tocha Belt
Salvajina
La Vega
La Llanada
Medellín
Quibdó
La Colosa
AIMING TO DEVELOP

These principles were established with reference to our values and our environment and community policy and following
consultation with various NGOs, including Conservation
International (CI) and the Fund for Environmental Action and
Childhood (FAAN) both of which are based in Colombia. They
also reflect statements made by the authorities as well as our recognition that in the area of environment, we needed to
make a visible commitment to a series of principles from the exploration and implementation phases of the project beyond
pure legal requirements.
The Coello River Basin Fund
Given this starting point and acknowledging the context in
which the debate takes place, the company developed an
initiative which has the potential to provide tangible
environmental benefits to the region, demonstrating in
practice the company’s commitment to the goal of
environmental protection.
AngloGold Ashanti Colombia approached FAAN and reached
an agreement with them on a co-operative venture to create
an independently-managed fund to sponsor grants supporting
projects to enhance regional environmental protection in the
Coello River Basin in the Department of Tolima.
A memorandum of understanding was signed in December 2009
to create the Coello River Basin Fund, a vehicle for financing projects that will help create a shared vision of sustainable development in the Coello basin. The Fund was given full
autonomy to select projects submitted by the local community and aimed at protecting the watershed and the water source.
Its selection criteria target projects that:
•
seek to solve problems at a regional level, based on best
practice and reference cases that have been developed in
Colombia or elsewhere;
•
are administered by technically competent community-
based organisations (CBOs) or NGOs;
•
meet developmental as well as environmental goals; and
•
provide examples of best practice which can be replicated
in other regions as well as in the Coello basin.
In the first half of 2011, a call for applications among NGOs and CBOs was developed in conjunction with local CBOs and
NGOs, local leadership structures, independent contractors,
unions, universities, irrigation schemes, as well as media and public institutions in the region and 10 initiatives were selected for funding. Significant achievements to date from this initiative are regarded as:
•
Participatory design and the implementation of a new way of
allocating resources;
•
Integration of environmental and development goals;
•
Restoring confidence and trust in the company’s
relationships with NGOs and CBOs; and
•
A strategic investment focus on the quality and efficiency of water use in the context of adaptation to climate change.
Support of $482,000 has been given to these projects to date
– due to the success of the initiative, funding was increased from the $250,000 originally budgeted. Our overall
commitment to funding this initiative has been carried forward in a new agreement with FAAN, which will continue in the role of the Coello River Basin fund administrator, with funding of up to $880,000 for new projects.
A further call for project applications will be made every two years. In addition to addressing pressing community priorities through the implementation of these projects, we will work with the project organisers to ensure that the organisations
concerned use these examples of good practice to support
other communities with common needs.
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54
Country focus – Colombia
Introduction
Context and strategy
Global priorities and progress
Review processes
“
Agricultural wastewater used to go
straight to the Anaime River, which flows
into the Coello River. As a result of the
project, waste is processed and used on
the farm, the organic materials don’t flow
into the Coello River basin and so we are
reducing contamination.
”
Camilo Ernesto Arevalo Parra, a beneficiary of a project to reduce the biological load in waste water, from the ‘El Placer’ Farm in a rural area of the Cajamarca Municipality
Certain species have been transplanted at the
La Colosa nursery in Colombia to protect
indigenous plant life

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Securing our skills pipeline
AngloGold Ashanti Sustainability Report 2011
Securing our skills pipeline
From a resourcing perspective, AngloGold Ashanti and the
broader mining industry are potentially faced with serious skills shortages, with few students studying mining engineering and related fields, and even fewer entering the industry. Preliminary internal findings of an overview of the global and regional
training capacity for mining-related engineering skills suggest that globally, demand exceeds supply by a significant margin, particularly in respect of mining engineering, geology and
metallurgical graduates as well as post-graduate mining
related specialisations.
Implicit in achieving our mission is the attraction, retention and development of people, with the primary strategic objective
recognising that ‘People are the Business’ and organisation
development as a strategic value driver.
‘People’ refers to all of our stakeholders including our
employees, peers and the local communities which host our
operations. Local communities and non-resident nationals of
countries in which we operate are potential sources of skills, although there are several hurdles to overcome. These range
from lack of access to quality education resources in some
cases, our obligations in terms of the South African Mining
Charter of 2004 and similar localisation legislation in several countries in which we operate and our operating presence in
often high risk, remote locations as we compete for scarce
skills with a variety of commodity producers across the entire mining, finance and engineering spectrum who may be based
in more attractive locations.
Our people management system provides the model and
context for our people and organisation development
strategies within a framework of our values, managerial
leadership and engagement practices. Much ground was
gained in 2011 in rolling out this system, however there remain ongoing socialisation and change management challenges
associated with such a large change initiative.
Our focus to date has been on embedding an understanding
of levels of work, role accountabilities and authorities and working relationships across the organisation. Going into
2012, our focus will delve deeper into the effectiveness of our people management processes in order to build capabilities,
retain key skills, develop a reliable talent pipeline and ultimately to engage our employees, local communities and the industry.
With regards to a talent pool development process, our efforts in 2012 and beyond will be centred on applying an effective
talent review and management process, using social media
and e-learning technology opportunities as well as industry
collaboration, to ensure that we have a clear picture of the organisation’s talent, their aspirations and development needs.
The ongoing risk assessment of real and perceived threats to skills shortages therefore remains high on our agenda and we will continue to track the situation and key development
opportunities as we drive change through the implementation
of our organisational model and manage the strategic
challenges associated with developing and managing our
long-term skills pipeline.
AngloGold Ashanti strives to increase the
number of women in mining. Featured here is
the preparation of grade control samples for
assay at the Navachab mine in Namibia
AND RETAINING PEOPLE

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Responsible gold
Introduction
Context and strategy
Global priorities and progress
Review processes
In recent years, there has been increased global discussion
around issues such as:
•
supply chain transparency;
•
the role of business in areas affected by or at high risk for conflict; and
•
business’s social and economic contribution to its host
economies.
This debate has brought into sharp focus the need for greater engagement across all sectors of society to achieve
demonstrably ‘responsible’ business practices: practices that do not fund or fuel conflict in any way, and contribute positively to broader society.
The mining industry faces its own challenges. For gold
particularly, the annual reports of the United Nations Group of
Experts on the DRC have consistently highlighted the small but significant role that artisanally-mined gold has played in
funding the conflict in that country.
Section 1502 of the Dodd-Frank Wall Street Reform and
Consumer Protection Act (Dodd-Frank) was passed in 2010
by the US government. It will require companies that file
periodic reports with the US Securities and Exchange
Commission (SEC) to perform due diligence at operations in
the DRC and adjoining countries. The due diligence is to
determine if a company’s supply chain makes use of any of the so-called ‘conflict minerals’ (tin, tungsten, tantalum and gold).
In addition, an assessment is required of whether these
minerals are necessary to the functionality or production of a product manufactured or sourced from the DRC and adjoining
countries. Should this be the case, the company will be
required to submit a report to the SEC. The company will also have to demonstrate that the sourcing of these minerals in no way funds or benefits armed groups in the DRC or its
neighbours, and this due diligence must be subject to an
independent audit. The SEC’s final Rules and Regulations are expected to be published in 2012.
These developments heighten the need for AngloGold
Ashanti and the broader gold industry to achieve the
following outcomes:
•
Establish standards and certification procedures which are
robust and credible and which enable companies to
demonstrate that their operations do not contribute to conflict;
•
Engage the US government, together with host African
governments, in the debate around the consequences –
intended and unintended – of Section 1502, with the
specific objective of ensuring that the SEC’s forthcoming
regulations on Dodd-Frank are implemented in a way that is
not damaging for African economies; and
•
Develop a proactive industry programme to demonstrate
that gold mining is an agent for positive social and economic development.
In 2011, AngloGold Ashanti took an active role in the
development of three complementary standards:
•
the ‘Supplement on Gold’ to the Organisation for Economic
Co-operation and Development’s (OECD) ‘Due Diligence
Guidance for Responsible Supply Chains of Minerals from
Conflict-Affected and High-Risk Areas’;
•
the World Gold Council’s ‘Conflict-Free Gold Standard’ and
•
the Responsible Jewellery Council’s ‘Chain-of-Custody
Certification for the gold and platinum jewellery supply chain’.
These standards are expected to be finalised and published in
2012 after significant development work in 2011.
As part of the development process, the company trialled the draft World Gold Council standard and held workshops to
make relevant employees aware of the ramifications of the
various standards.
ADDING OUR VOICE TO
EMERGING
“
The informal nature of much ASM makes
it amenable to illegal dealings, especially in
high-value minerals such as diamonds, gold
and coltan. The value chain for such
minerals, from mining, through processing,
trade and transportation to external
markets, is often characterised by leakage,
particularly in countries recovering from
conflict where prolonged security issues
are part of the background to informal
operations.
”
From ‘Minerals and Africa’s Development’, the International Study
Group on Africa’s mineral regimes, November 2011.

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Review processes
AngloGold Ashanti Sustainability Report 2011
Review processes
It is critical to both AngloGold Ashanti and its stakeholders that we report accurately and transparently on sustainability
performance. We have therefore developed an approach to
the assurance of published information that relies on three
complementary review processes – internal audit, external
audit and an independent viewpoint from our sustainability
review panel.
Internal assurance
In 2011, AngloGold Ashanti strengthened internal audit
procedures through the development and testing of a
combined assurance review system, providing assurance to
senior management and to the board on the management of all
significant business risks, including key areas of sustainability risk. Combined assurance reviews were conducted by multi-
disciplinary teams at four pilot sites in 2011 and the process will be expanded to all operations in 2012.
Internal audit teams play a key role in monitoring the integrity of our system for the collation of sustainability data from global operations, supplementing internal checking processes which
are built into this system. Work was undertaken in 2011 to
strengthen data collation systems further through better
definition of data indicators to ensure that data is consistently recorded across the group.
External assurance
External assurance of our group-level Sustainability Report
and supplementary data is provided by Ernst & Young. Data
indicators are selected for assurance by external audit
teams on the basis of their assessment of the issues and
indicators that are most significant to the sustainability
performance of the business, as well as the key risks
identified by the group.
Data which has been externally assured is indicated in our
supplementary information with the icons
and the
definition of these icons is specified in the external
assurance statement.
In 2011, the scope of our external assurance also covered
compliance with the key standards against which we report –
the G3 guidelines of the Global Reporting Initiative (GRI) and the Sustainable Development Framework of the International
Council on Mining and Metals (ICMM).
Commentary from the sustainability
review panel
A further level of review is provided by our sustainability review panel which had input into the content of our group-level
report in 2011.
The panel is an international group of independent experts
whose composition broadly reflects the geographic regions in which we operate. Many of the panel participants have
extensive experience in mining. However panel members are
not drawn exclusively from that sector. Their knowledge and
understanding of broader societal concerns in the sustainability arena bring considerable value to the reporting process. This is supplemented by their knowledge of our business, which we
are building with them through ongoing access to key
information on our sustainability performance and strategy.
The panel has reviewed the group-level Sustainability Report and has provided its commentary in the review letter that
follows. Although this commentary is based on a robust review and a clear understanding of the direction of the company’s
strategy, it should be noted the panel has not undertaken an audit of the report or the company's activities, and so does not provide any indication of the accuracy of the report or the
materiality or completeness of specific elements.
ACCURATELY AND
TRANSPARENTLY

Commentary from the sustainability
review panel
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58
Introduction
Context and strategy
Global priorities and progress
Review processes
AngloGold Ashanti’s ‘Sustainability Report 2011’
demonstrates a significant step forward in how the company
frames and reports on its sustainability challenges and
opportunities. Its focus on a small number of strategic,
material issues is to be commended, alongside the
development of a more integrating lens that views these
issues in country-specific contexts and actions.
Acknowledging the underlying roots of resource nationalism
shows an appreciation of the company’s broader operating
context of under-development and inequality in a number of
resource rich countries during an unprecedented
commodities boom. Furthermore, the company shows
courage in highlighting the need to address the growing
problem of artisanal mining as more than a matter of illegality.
Seeking to report on this more strategic, integrated
approach does raise the bar on what data and analysis are
needed. So whilst the report does provide robust, basic
environmental, social and economic performance targets
and data, there remains more for AngloGold Ashanti to do in
specifying the crucial dynamic linkages between stated
material risks at both global and country levels.
In this early stage of the company’s new approach, the evolving strategies for addressing risks when stated, at times appear reactive and at others, not yet fully formed. For example, whilst the company’s advance of a human rights framework is to be
welcomed, there is a need to clarify its relationship to other risks faced by the company, as well as to the mitigating actions and initiatives currently being undertaken in response. Similarly, while the challenges of artisanal mining and resource
nationalism are clearly highlighted in the report, future reporting could certainly make clearer the real impact of these issues on the business, as well as the company’s response – both at a
country and global level.
In this regard, we welcome the positioning of community as
a strategic issue, and would welcome more information on
how the company is contributing towards skills development
and youth employment in its host communities. Continuing
improvements in the reporting process would address some
of these gaps, particularly as AngloGold Ashanti improves
the coherence between its thinking, strategy and practice in these areas.
AngloGold Ashanti aspires to be the world’s leading mining
company, and clearly sees excellence in sustainability as a
precondition for securing success. As it has expanded
globally, it has established management systems to build the highest possible quality, consistently, across all parts of
the business.
Yet whilst the report rightly focuses on specific countries and sites, there is still much to do to facilitate horizontal learning between operational units, notably on sustainability issues.
Furthermore, although there is much in the report on the
procedures and process of engagement with external
stakeholders, more evidence is required of what has been
learnt from these stakeholders, particularly communities. There is a need for more diversity of non-corporate ‘voices’ offered in the report, from employees, communities, or experts and
opinion leaders.
This is the first year that AngloGold Ashanti has engaged an external group of independent experts to comment on, and
have their views included in, the report. We commend the
company for this step as it provides external stakeholders with another level of assurance as to the quality of reporting. In addition, we hope that the process provides useful inputs to the company as it develops its report and underlying thinking and practice.
We would in summarising our perspective on this year’s report commend AngloGold Ashanti for demonstrating both
ambition and progress. To maintain this momentum, we
would like to recommend some further developments in
substance and its communication in future reporting cycles:
•
Greater clarity as to the global responsibilities associated with being a global company, especially with regard to
employees and communities.
•
Specification of framework and associated metrics for
measuring community impacts and development.
•
Clearly articulated strategy, goals and practice for
advancing leadership in addressing artisanal mining.
•
Inclusion of independently authenticated voices of
employees and communities.

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AngloGold Ashanti Sustainability Report 2011
Sustainability review panel
Panel membership in 2011
Our panel currently consists of five members. Stephan
Malherbe stepped down from the panel in September 2011.
Sheila Khama
Sheila has extensive experience at an executive level in the mining industry and related fields, including as head of the representative office of the De Beers Group in Botswana. She is currently based in Accra, Ghana at the African Centre for
Economic Transformation (ACET), where she leads a
programme of support to African policy makers on oil, gas and minerals regulation. She serves on the advisory boards and
sustainability panels of corporations and academic institutions such as the Lafarge Group and the Natural Resources Charter
at Oxford University.
Muzong Kodi
Muzong has more than 30 years’ experience in training,
research and consultancy in governance, anti-corruption and
human rights. He is based in London as an independent
consultant and is also an Associate Fellow of the Africa
programme of the Royal Institute of International Affairs, where he coordinates the Congo Forum.
Ruth Mompati
Ruth is a South African citizen with a long involvement in issues of social justice and gender equality. Until recently, she served as Mayor of Naledi in the North West Province of South Africa.
She was a member of the South African Parliament as well as
a member of the National Executive Committee of the African
National Congress (ANC) and has previously served as South
Africa’s ambassador to Switzerland.
Anita Roper
Anita has more than 30 years’ experience working with
business, governments, communities and multilateral agencies on sustainable development. She recently stepped down as
the Chief Executive Officer of Sustainability Victoria in Australia
in order to pursue a career as a non executive director.
Previously Anita worked outside Australia for 10 years,
including as global director of sustainability for Alcoa, where she was responsible for co-ordinating and integrating
sustainability concepts throughout the company.
Nisia Werneck
Nisia is an associate professor at the Petrobras
Sustainability Centre of the Dom Cabral Foundation in
Brazil’s Minas Gerais state. The Dom Cabral Foundation is
one of the leading business schools globally. Nisia has
contributed to the social and community development
programmes of a range of companies and organisations,
and has published extensively on the themes of
sustainability and corporate social responsibility.
Panel facilitation in 2011
Simon Zadek
The panel is facilitated by Simon Zadek, an independent advisor to companies and public agencies on strategic sustainability issues. As well as his extensive writing and commentary on the topic, Simon has facilitated numerous sustainability panels on behalf of corporate clients, and was the founder of
AccountAbility and its chief executive until 2009. Simon also advises AngloGold Ashanti on its sustainability strategy.
Interaction between the panel and
AngloGold Ashanti in 2011
In 2011, the panel spent time with the business, engaging in a range of discussions with executive and senior management
and visiting regional operating hubs in South Africa and in
Ghana. In Ghana, panel members who participated in the visit held discussions with community members and other
stakeholders during a five-day visit to Accra and Obuasi.
Obuasi is our largest operation in Ghana and one where we are actively addressing a wide range of operating and
sustainability challenges.
In South Africa, four of the panel members spent a full day at our regional operating hub with presentations from all key members of the management team. Two additional days were spent at our corporate office in Johannesburg engaging on the social and
sustainable development framework and attending meetings
with key management and executive committee members.
Sheila Khama
Muzong Kodi
Ruth Mompati
Anita Roper
Nisia Werneck
Simon Zadek

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Introduction
Context and strategy
Global priorities and progress
Review processes
External assurance statement
Report of the Independent Auditor
to the directors of AngloGold Ashanti
Limited
We have undertaken a limited assurance engagement on the
extraction of specified key performance indicators from the
AngloGold Ashanti Limited’s (AngloGold Ashanti’s) Supplementary
Information (“the Supplementary Information”) which is presented in the Report as described below for the year ended
31 December 2011.
Scope of Our Engagement
The specified key performance indicators, included in AngloGold
Ashanti Limited’s (AngloGold Ashanti’s) Sustainability Report
2011 (“the Report”), which comprise the following (“the
subject matter”):
•
total workforce by employment type and contract reported
on page 5
•
number of malaria cases reported on page 6
•
number of cases of silicosis reported on page 6
•
total number of new compensable noise-induced hearing
loss (NIHL) cases on page 6
•
payments to governments in terms of the Extractive
Industries Transparency Initiative (EITI) on pages 6, 28, 29
•
community investment on pages 6, 28, 29
•
fatalities by region on pages 5, 42
•
all injury frequency rate (AIFR) reported on pages 5, 42
•
number of operations certified under the Cyanide Code on
pages 7, 51
•
energy consumption on pages 7, 50
•
number of reportable environmental incidents on pages 7, 48
•
greenhouse gas emissions on page 7
•
water use on page 7
•
number of security personnel who received training under
the Voluntary Principles on Security and Human Rights
(VPSHR) on page 40
•
tuberculosis incidence rate reported on pages 6, 46
•
total number of employees provided with antiretroviral
therapy (ART) reported on page 47
are extracted from the Supplementary Information for the
year ended 31 December 2011 and presented in the Report
for the year ended 31 December 2011.
We expressed an unmodified assurance conclusion on the
specified key performance indicators noted in our assurance
statement dated 16 March 2012 in the Supplementary
Information. The specified key performance indicators included therein do not reflect the effects of events that occurred
subsequent to the date of our assurance statement on the
specified key performance indicators (marked as assured by the symbols
or
) in the Supplementary Information.
The criteria upon which the specified key performance
indicators were evaluated and measured for assurance
purposes are disclosed in the Supplementary Information,
which is available at www.anglogoldashanti.com/sustainability.
Management's Responsibility
Management is responsible for extracting the specified key
performance indicators from the Supplementary Information
and the consistent presentation of these specified key
performance indicators in the Report.
Auditor's Responsibility
Our responsibility is to express our limited assurance
conclusions on whether specified key performance indicators
in the Report are consistent with the specified key
performance indicators in the Supplementary Information. We
conducted our engagement in accordance with the
International Standard on Assurance Engagements (ISAE)
3000, “Assurance engagements other than audits or reviews
of historical financial information”, issued by the International
Auditing and Assurance Standards Board. That standard
requires that we plan and perform our engagement to obtain
limited assurance about whether the extracted specified key
performance indicators from the Supplementary Information
which is presented in the Report is free from material
misstatement. Our procedures and the extent of our
procedures depend on our judgement including the risks of
material misstatement of the specified key performance
indicators. In a limited assurance engagement, the evidence
gathering procedures are less than where reasonable assurance is expressed. We believe the evidence we have obtained is
sufficient and appropriate to provide a basis for our conclusion.
Summary of work performed
We have compared the specified key performance indicators
presented in the Report to the specified key performance
indicators in the Supplementary Information.
Limited assurance conclusion
Based on our work described in this report, nothing has come to our attention that causes us to believe that the selected key performance indicators in the Report are not consistent, in all material respects, with those specified key performance
indicators in the Supplementary Information, in accordance
with the basis of preparation described on page 3.
Ernst & Young Inc.
Director: JP Grist
Registered Auditor
Chartered Accountant (SA)
Ernst & Young
52 Corlett Drive
Johannesburg
16 March 2012

Registered and corporate office
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Johannesburg, Gauteng 2011
South Africa
PO Box 62117, Marshalltown
Gauteng 2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
www.anglogoldashanti.com
Contact person for this report
Nilesh Moodley
Telephone: +27 11 637 6788
Fax: +27 86 686 8177
Email: nmoodley@anglogoldashanti.com
This report was printed on paper produced at mills that are certified by the
Forest Stewardship Council (FSC) in processes that have Chain of Custody
(CoC) certification. The FSC promotes environmentally appropriate, socially
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SUSTAINABLE GOLD
www.anglogoldashanti.com
Download the full
Sustainability Report 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 11, 2012
By:
/s/ L Eatwell
Name:   L EATWELL
Title:      Company Secretary